    As filed with the Securities and Exchange Commission on April 5, 2001.

                                                      Registration No. 333-53178
     ==================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549
                             ____________________

                                AMENDMENT NO. 1
                                      TO
                                   FORM S-4

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                             ____________________

                                SIERRA BANCORP
            (Exact Name of Registrant as Specified in its Charter)

               California                         6712                   33-0937517
   (State or Other Jurisdiction of        (Primary Standard           (I.R.S. Employer
   Incorporation or Organization)     Industrial Classification     Identification No.)
          or Organization)                  Code Number)

                             86 North Main Street
                         Porterville, California 93257
                                (559) 782-4900
   (Address, including Zip Code, and Telephone Number, including  Area Code, of Registrant's Principal Executive Offices)

                                James C. Holly
                     President and Chief Executive Officer
                              Bank of the Sierra
                             86 North Main Street
                         Porterville, California 93257
                                (559) 782-4900
           (Name, Address, including Zip Code, and Telephone Number,
                  including Area Code, of Agent for Service)

                                With a copy to:
                             Nikki Wolontis, Esq.
                        Fried, Bird & Crumpacker, P.C.
                           1900 Avenue of the Stars
                                  25th Floor
                         Los Angeles, California 90067
                     (310) 551-7411; (310) 556-4487 (fax)

     Approximate Date of Commencement of Proposed Sale to the Public: As Soon as Practicable after the Effective Date of this Registration Statement.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROXY STATEMENT/
PROSPECTUS

                        [BANK OF THE SIERRA LETTERHEAD]

                               April ___ , 2001


Dear Shareholder:

     You are cordially invited to attend the Annual Meeting of Shareholders of Bank of the Sierra on Wednesday, May 23, 2001 at 7:30 p.m., to be held at our Bank's Main Office, 90 North Main Street, Porterville, California 93257.

     Your Board of Directors has voted in favor of a reorganization creating a bank holding company to be called Sierra Bancorp. Sierra Bancorp is a newly-formed California corporation, organized at the direction of our Bank's Board of Directors for the purpose of becoming a bank holding company. If shareholders approve the reorganization, we will exchange each of your Bank of the Sierra shares for one share of Sierra Bancorp. Thus, instead of owning Bank of the Sierra directly, you will own shares in Sierra Bancorp which will own Bank of the Sierra. After the reorganization you will have the same number of shares in Sierra Bancorp as you currently have in Bank of the Sierra.

     Your stock in Sierra Bancorp will have a value equal to the value of your stock in Bank of the Sierra and therefore the exchange will take place without any recognition of gain or loss for federal income tax purposes. No changes in Bank of the Sierra's directors, officers, or other personnel are contemplated as a result of the formation of the bank holding company. Bank of the Sierra will continue its present business and operations under its current name.

     The enclosed proxy statement/prospectus is also provided by the Board of Directors in connection with the annual election of the Board of Directors of Bank of the Sierra (all of whom are also directors of Sierra Bancorp). We are pleased to enclose for your review this proxy statement/prospectus that provides you with the information you need to evaluate the reorganization. We encourage you to review it carefully.

     I strongly support the organization of Sierra Bancorp and enthusiastically recommend that you vote in favor of it. Your interest and participation are appreciated.

                                   Sincerely,


                                   James C. Holly
                                   President and Chief Executive Officer


     The reorganization involves risks.  SEE RISK FACTORS ON PAGE 5.

     These securities are not deposits or accounts, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     Neither the Securities and Exchange Commission, the Federal Deposit Insurance Corporation nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

     The date of this proxy statement/prospectus is April ___, 2001, and it is being mailed to Bank of the Sierra shareholders on or about April ___, 2001.

                              BANK OF THE SIERRA
                             86 North Main Street
                         Porterville, California 93257


                   NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                            To Be Held May 23, 2001

TO THE SHAREHOLDERS OF BANK OF THE SIERRA:

     The Annual Meeting of Shareholders of Bank of the Sierra will be held at our Bank's Main Office, 90 North Main Street, Porterville, California 93257 on Wednesday, May 23, 2001 at 7:30 p.m., local time, for the following purposes:

     1. Election of Directors. To elect the following Class II directors to serve until the 2003 annual meeting of shareholders and until their successors are elected and qualified:

               Albert L. Berra         Robert H. Tienken
               Vincent L. Jurkovich    Gordon T. Woods

     2. Reorganization of Bank of the Sierra into a Bank Holding Company. To consider and act upon a proposal to approve a plan of reorganization and agreement of merger pursuant to which:

          . Bank of the Sierra will continue as a wholly owned subsidiary of Sierra Bancorp.

          . Sierra Bancorp will become the sole shareholder and holding company of Bank of the Sierra.

          . You will become shareholders of Sierra Bancorp. You will receive one share of Sierra Bancorp for each share of Bank of the Sierra that you own prior to the reorganization.

     A copy of the plan of reorganization and agreement of merger is attached as Appendix "A" to the accompany proxy statement/prospectus.

     3. Other Business. To consider and transact other business that may properly come before the Annual Meeting and at any adjournments or postponements.

          The Bylaws of Bank of the Sierra provide for the nomination of directors in the following manner:

               "Nominations for election of members of the Board of Directors may be made by the Board of Directors or by any shareholder of any outstanding class of voting stock of the Corporation entitled to vote for the election of directors. Notice of intention to make any nominations, other than by the Board of Directors, shall be made in writing and shall be received by the President of the Corporation no more than 60 days prior to any meeting of shareholders called for the election of directors, and no more than 10 days after the date the notice of such meeting is sent to shareholders pursuant to Section 2.2(d) of these bylaws; provided, however, that if only 10 days' notice of the meeting is given to shareholders, such notice of intention to nominate shall be received by the President of the Corporation not later than the time fixed in the notice of the meeting for the opening of the meeting. Such notification shall contain the following information to the extent known to the notifying shareholder: (A) the name and address of each proposed nominee;
          (B) the principal occupation of each proposed nominee; (C) the number of shares of voting stock of the Corporation owned by each proposed nominee; (D) the name and residence address of the notifying shareholder; and (E) the number of shares of voting stock of the Corporation owned by the notifying shareholder. Nominations not made in accordance herewith may be disregarded by the chairman of the meeting, and the inspectors of election shall then disregard all votes cast for each such nominee."

     Only those shareholders of record at the close of business on March 26, 2001 will be entitled to notice of and to vote at the Meeting.

     Your vote is very important. Please mark, sign, date and return your proxy promptly, whether or not you plan to attend the Annual Meeting. This will not prevent you from voting but will assure that your vote will be counted if you are unable to attend. Your proxy will be revocable, either in writing or by voting in person at the Annual Meeting, at any time prior to its exercise, by following the procedure described in the proxy statement/prospectus.

     If you would like to attend the Annual Meeting and your shares are held by a broker, bank or other nominee, you must bring to the meeting a recent brokerage statement or a letter from the nominee confirming your beneficial ownership of the shares. You must also bring a form of personal identification. In order to vote your shares at the Annual Meeting, you must obtain from the nominee a proxy issued in your name.

     April ___, 2001
     Porterville, California


                                    By Order of the Board of Directors



                                    James C. Holly
                                    President and Chief Executive Officer


     In order to facilitate the providing of adequate accommodations, please indicate on the proxy whether or not you plan to attend the annual meeting.

                     BANK OF THE SIERRA AND SIERRA BANCORP
                           PROXY STATEMENT/PROSPECTUS
                               TABLE OF CONTENTS

                                                                                                          Page
                                                                                                          ----

QUESTIONS AND ANSWERS ABOUT THE REORGANIZATION..........................................................     1

SUMMARY.................................................................................................     2

RISK FACTORS............................................................................................     5

FORWARD-LOOKING STATEMENTS..............................................................................     9

THE ANNUAL MEETING OF BANK OF THE SIERRA................................................................    10
     General............................................................................................    10
     Revocability of Proxies............................................................................    10
     Solicitation of Proxies............................................................................    10

VOTING SECURITIES.......................................................................................    10

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.........................................................    11

PROPOSAL 1
ELECTION OF DIRECTORS...................................................................................    11
     Information Concerning Directors, Nominees and Executive Officers..................................    12
     Committees of the Board of Directors...............................................................    13
     Report of the Audit Committee......................................................................    14
     Executive Compensation.............................................................................    15
     Stock Options......................................................................................    15
     Compensation of Directors..........................................................................    16
     Performance Graph..................................................................................    17
     Board of Directors' Compensation Committee Report..................................................    18
     Transactions with Directors and Executive Officers.................................................    19

PROPOSAL 2
BANK HOLDING COMPANY REORGANIZATION.....................................................................    19
     Reasons for the Reorganization.....................................................................    19
     Description of the Plan of Reorganization and Agreement of Merger..................................    20
     Costs of Reorganization............................................................................    21
     Accounting Treatment...............................................................................    21
     Rights of Dissenting Shareholders..................................................................    21
     Affiliate Restrictions.............................................................................    22
     Federal Income Tax Consequences....................................................................    22
     Comparison of Rights of Shareholders of Sierra Bancorp and Bank of the Sierra......................    23
          Authorized Capital Stock......................................................................    24
          Dividend Rights...............................................................................    24
          Voting Rights.................................................................................    25
          Preemptive Rights.............................................................................    25
          Liquidation Rights............................................................................    25
          Charter Documents.............................................................................    25
          Shareholder Vote for Mergers and Other Matters................................................    25
          Dissenters' Rights............................................................................    26
     Board of Directors' Recommendation and Required Vote...............................................    26

                               TABLE OF CONTENTS
                                  (continued)

                                                                                           Page
                                                                                           ----
MARKET PRICES OF STOCK...................................................................    26
     Sierra Bancorp......................................................................    26
     Bank of the Sierra..................................................................    26

DIVIDENDS................................................................................    27
     Sierra Bancorp......................................................................    27
     Bank of the Sierra..................................................................    27

SELECTED FINANCIAL DATA..................................................................    28

HISTORY AND BUSINESS OF SIERRA BANCORP...................................................    30
     Organization........................................................................    30
     Business............................................................................    30
     Management..........................................................................    30
     Indemnification.....................................................................    31

HISTORY AND BUSINESS OF BANK OF THE SIERRA...............................................    32
     General.............................................................................    32
     Competition.........................................................................    34
     Employees...........................................................................    35
     Properties..........................................................................    35
     Legal Proceedings...................................................................    35

SUPERVISION AND REGULATION...............................................................    36
     Regulation of Sierra Bancorp........................................................    36
     Regulation of Bank of the Sierra....................................................    37
     Government Policies and Legislation.................................................    37

RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS.........................................    38
     Fees................................................................................    38

PROPOSALS OF SHAREHOLDERS................................................................    38

OTHER MATTERS............................................................................    38

LEGAL MATTERS............................................................................    38

WHERE YOU CAN FIND MORE INFORMATION......................................................    39

ANNUAL REPORT ON FORM 10-K AND ANNUAL DISCLOSURE STATEMENT...............................    39

                QUESTIONS AND ANSWERS ABOUT THE REORGANIZATION


Q:  Why is this reorganization proposed?

A: The Board of Directors of Bank of the Sierra believes that the bank holding company structure will provide greater flexibility in terms of operations, expansion, and diversification.

Q:  What will I receive in this reorganization?

A: You will receive one share of Sierra Bancorp common stock for each share of Bank of the Sierra common stock that you own immediately prior to the reorganization.

Q:  How do I vote?

A: Simply indicate on your proxy card how you want to vote and then sign and mail your proxy card in the enclosed return envelope as soon as possible. Your Board of Directors unanimously recommends that you vote "FOR" the reorganization.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A: Your broker will not vote your shares for you unless you provide instructions to your broker on how to vote. It is important therefore that you follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If you fail to instruct your broker on how to vote your shares, the effect will be the same as a vote against the reorganization.

Q:  Can I change my vote after I have mailed my signed proxy card?

A: Yes. You may change your vote at any time before your proxy is voted at the annual meeting. If your shares are held in your name you may do this in one of three ways. First, you may send a written notice stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card. If you choose either of these two methods, you must submit your notice of revocation or your new proxy card to Bank of the Sierra's secretary. Third, you may attend the meeting and vote in person. Simply attending Bank of the Sierra's annual meeting, however, will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote or to vote at Bank of the Sierra's annual meeting.

Q:  Should I send in my certificates now?

A: No. After the reorganization is completed, you will receive written instructions for exchanging your stock certificates.

Q:  When do you expect this reorganization to be completed?

A: We are currently working to complete the reorganization by the end of June, 2001.

Q:  Why have you sent this document and who can help answer my questions?

A: This proxy statement/prospectus contains important information regarding this proposed reorganization, as well as information about Bank of the Sierra and Sierra Bancorp. We urge you to read this proxy statement/prospectus carefully, including its appendices. You may also want to review the documents listed under "WHERE CAN YOU FIND MORE INFORMATION" on page 38. If you have more questions about the reorganization, you should contact: Jack B. Buchold, Senior Vice President and Chief Financial Officer, Bank of the Sierra, 86 North Main Street, Porterville, California 93257, (559) 782-4900.

                                    SUMMARY

     This brief summary highlights selected information from this document and does not contain all the information that is important to you. We urge you to read this proxy statement/prospectus carefully to fully understand the reorganization.

Formation of a Bank Holding Company Which Will Own Bank of the Sierra

     The Board of Directors is asking you to vote on a proposal to organize a bank holding company, Sierra Bancorp, which will own Bank of the Sierra. The new corporate structure will permit Sierra Bancorp and Bank of the Sierra greater financial and corporate flexibility by giving us:

     .  increased structural alternatives for acquisitions;

     . increased flexibility in acquiring or establishing other businesses related to banking;

     .  more alternatives for raising capital and access to debt markets; and

     .  greater flexibility regarding redemption of stock.

     We have attached the reorganization agreement as Appendix "A" at the back of this proxy statement/prospectus. We encourage you to read the reorganization agreement, as it is the legal document that governs the transaction.

     In the reorganization, Bank of the Sierra will continue in its operations as presently conducted under its management, but Bank of the Sierra will be a wholly owned subsidiary of Sierra Bancorp.

The Companies

Sierra Bancorp

     Sierra Bancorp is not an operating company and has not engaged in any significant business to date. It was formed on November 16, 2000 as a California corporation to be the holding company for Bank of the Sierra. After the reorganization, Sierra Bancorp will become a registered bank holding company, whose principal asset will be its stockholdings in Bank of the Sierra.

     The address of Sierra Bancorp's and Bank of the Sierra's principal executive offices is 86 North Main Street, Porterville, California 93257 and the telephone number is (559) 782-4900.

Bank of the Sierra

     Bank of the Sierra is a California state-chartered bank which engages in the commercial banking business. Bank of the Sierra is headquartered in Porterville, California and is the largest independent bank headquartered in the South San Joaquin Valley with assets of approximately $607 million at December 31, 2000. Bank of the Sierra operates sixteen branch offices in Tulare, Kern, Kings and Fresno counties.

Sierra Merger Corporation

     Sierra Merger Corporation is a Delaware corporation newly organized as a wholly-owned subsidiary of Sierra Bancorp in November, 2000. Sierra Merger Corporation's sole purpose is to merge into Bank of the Sierra in order to facilitate the reorganization. Sierra Merger Corporation will disappear after the reorganization.

The Management of Bank of the Sierra Will Continue After the Reorganization

     The directors and officers of Bank of the Sierra will continue to be directors and officers of our Bank following the reorganization. After the reorganization, the present directors of Sierra Bancorp (who are also directors of Bank of the Sierra) will continue to be directors of Sierra Bancorp, and certain of the officers of Bank of the Sierra will also serve as officers of Sierra Bancorp. The shareholders of Sierra Bancorp will only elect the directors of Sierra Bancorp after the reorganization. Sierra Bancorp will elect the directors of Bank of the Sierra.

We Need Your Approval

     In order to complete the reorganization, we need the approval of owners of at least a majority of the outstanding shares of the common stock of Bank of the Sierra. As of March 26, 2001, the date on which a person must be a shareholder to be entitled to vote, there were 9,212,280 shares of common stock outstanding and entitled to vote. Therefore, we will need the owners of 4,606,141 shares to vote in favor of the reorganization. The Board of Directors of Bank of the Sierra unanimously recommends voting in favor of the reorganization.

The Directors and Executive Officers Intend to Vote in Favor of the
Reorganization

     Bank of the Sierra's directors and executive officers who beneficially owned in the aggregate approximately 4,226,573 voting shares or 45.9% of the outstanding shares of Bank of the Sierra common stock as of March 26, 2001, intend to vote for the approval of the reorganization.

Shareholders Do Not Have Dissenters' Rights

     Bank of the Sierra's shareholders do not have dissenters' rights with respect to the reorganization.

The Reorganization Will Be Tax-Free to You

     RSM McGladrey, Inc., which is affiliated with McGladrey & Pullen, LLP, Bank of the Sierra's certified public accountants, has stated their opinion that no gains or losses will be recognized by either Bank of the Sierra or Sierra
Bancorp or their shareholders as a result of the reorganization.   However,
because tax matters are complicated, and tax results may vary among shareholders, we urge you to contact your own tax advisor to understand fully how the reorganization will affect you.

Differences Between Bank of the Sierra and Sierra Bancorp

     Shareholders of Sierra Bancorp will have rights comparable to those rights which they now possess as shareholders of Bank of the Sierra. However, certain minor differences will arise due to the fact that Sierra Bancorp is a non-bank California corporation and Bank of the Sierra is a California state-chartered bank subject to the provisions of the California Financial Code as well as the California Corporations Code. For a discussion regarding these differences, see "BANK HOLDING COMPANY REORGANIZATION B Comparison of Rights of Shareholders of Sierra Bancorp and Bank of the Sierra." There are also differences in the availability of funds for the payment of dividends by Bank of the Sierra and Sierra Bancorp. (See "DIVIDENDS.")

Benefits to Directors and Officers of the Reorganization

     The reorganization will not provide any substantive benefits to directors and officers of Bank of the Sierra, who will continue to be directors and officers of Bank of the Sierra and Sierra Bancorp.

Existing Options to Acquire Bank of the Sierra Common Stock Will Become Options to Purchase Sierra Bancorp Common Stock After the Reorganization

     After the reorganization is completed all of the obligations of Bank of the Sierra under Bank of the Sierra's 1998 Stock Option Plan will become obligations of Sierra Bancorp on the same terms and conditions, with the exception that the securities issued pursuant to Bank of the Sierra's 1998 Stock Option Plan will be Sierra Bancorp common stock.

Accounting Treatment

     Because the proposed transaction is a reorganization with no change in ownership interests, the consolidated financial statements of Sierra Bancorp and Bank of the Sierra will retain the former bases of accounting of Bank of the Sierra and will initially be identical to Bank of the Sierra's financial statements prior to the reorganization.

Regulatory Approvals

     We cannot complete the reorganization unless it is approved or not disapproved (as appropriate) by the Federal Reserve Board of San Francisco, the FDIC and the California Department of Financial Institutions.

     Bank of the Sierra, Sierra Bancorp and Sierra Merger Corporation have filed all of the required applications or notices with the above regulatory agencies.

     As of the date of this document, the Federal Reserve Board, the Department of Financial Institutions and the FDIC have all issued the approvals or notices of non-disapproval needed to consummate the reorganization, subject to certain conditions. While we do not know of any reason that we would not be able to comply with any conditions, we cannot be certain that we will be able to meet them.

Public Trading of Sierra Bancorp Stock

     Bank of the Sierra stock is listed for quotation on the Nasdaq National Market under the trading symbol "BSRR" After the reorganization, Sierra Bancorp stock will be listed for quotation on the National Market System and will use the same trading symbol, "BSRR."

                                 RISK FACTORS

     In addition to the other information we provide in this proxy statement/prospectus, you should carefully consider the following risks before deciding whether to vote for the reorganization.

     Poor Economic Conditions May Cause Us to Incur Losses. A substantial majority of our assets and deposits are generated in the San Joaquin Valley in central California. As a result, poor economic conditions in the San Joaquin Valley may cause us to incur losses associated with higher default rates and decreased collateral values in our loan portfolio. The San Joaquin Valley has experienced a much slower economic recovery than other areas of the state of California during the past year. While the metropolitan centers and the Silicon Valley have been characterized by dot-com euphoria and extensive job creation, the central valley of California has not experienced the same type of growth. Unemployment levels have remained high, especially in Tulare County, which is our geographic center and the base of our agriculturally oriented communities. In addition, in the early 1990s, the entire state of California experienced an economic recession that resulted in increases in the level of delinquencies and losses for many of the state's financial institutions. If California were to experience another recession, we expect that our level of problem assets would increase accordingly.

     Poor Economic Conditions Affecting Particular Industries Could Have an Adverse Effect on Our Customers and Their Ability to Make Payments to Us. We are also affected by certain industry-specific economic factors. For example, a significant portion of our total loan portfolio is related to real estate obligations (particularly home mortgage loans), and a portion of our recent growth has been fueled by the general real estate recovery in California. Accordingly, a downturn in the real estate industry in California could have an adverse effect on our operations. Similarly, a sizable portion of our total loan portfolio is to borrowers in the agricultural industry. While a great number of our borrowers may not be individually involved in agriculture, many of the jobs in the San Joaquin Valley are ancillary to the regular production, processing, marketing and sales of agricultural commodities. The ripple effect of lower commodity prices for milk, olives, grapes, tree fruit and oranges has a tendency to spread to lower land prices, lower borrower income, and lower collateral values. In addition, the weather patterns of the past two years have not been conducive to row crop, tree fruit, or orange production. This degenerative cycle of weather and commodity prices then affects consumer purchasing power, and creates further unemployment throughout the San Joaquin Valley. Such conditions may adversely affect our borrower base, and consequently, may negatively impact our business.

     The California Energy Crisis May Adversely Impact Our Customers and May Cause a General Downturn in the California Economy. California has recently experienced severe energy shortages which have resulted in "rolling blackouts" in certain instances in portions of the state. Rolling blackouts could cause substantial disruptions and significant losses to our business customers, including our significant base of borrowers in the agricultural industry who are dependent on timely receipt of sufficient energy in connection with their businesses. Poor economic conditions as a result of energy shortages in the agricultural industry or in other industries in the areas where our customers are located could adversely affect our borrower base, and consequently, may negatively impact our business. In order to ensure future sources of energy for California, it is anticipated that the prices paid by consumers for energy could increase significantly. Significant increases in energy prices could cause our customers to experience losses or go out of business, which could result in delinquencies and losses on loans made to our borrowers and in turn have a material adverse effect on our business. In addition, increases in the price of energy as well as rolling blackouts could cause a general economic downturn in the California economy, which could have a material adverse effect on our financial condition and results of operations.

     We May Incur Risks As a Result of Our Growth. Our Bank's total assets have increased from $404 million at December 31, 1998, to $458 million at December 31, 1999 and to $607 million at December 31, 2000, or an increase of over 50% in two years. Our acquisition of Sierra National Bank in May 2000 increased our Bank's assets by approximately $87 million. In addition, we intend to investigate other opportunities to acquire or combine with additional financial institutions that would complement our existing business as such opportunities may arise. No assurance can be provided, however, that we will be able to identify additional suitable acquisition targets or consummate any such acquisition.

     Our ability to manage our growth will depend primarily on our ability to:

     .  monitor operations;

     .  control costs;

     .  maintain positive customer relations; and

     .  attract, assimilate and retain qualified personnel.

     If we fail to achieve those objectives in an efficient and timely manner, our financial condition and results of operations could be adversely affected. Any such problems could adversely affect our existing operations, as well as our ability to retain the customers of the acquired businesses or operate any such businesses profitably. In addition, such concerns may cause federal and state banking regulators to require Sierra Bancorp or Bank of the Sierra to delay or forgo any proposed acquisition until such problems have been addressed to the satisfaction of those regulators.

     We have found that growth by acquisition is substantially different than growth by de novo branch banking from both an operational and a cost standpoint. Our assimilation of four operating units of Sierra National Bank in 2000 and the concurrent demands of remodeling, upgrading electronic operating systems, training the staff and eliminating wasteful activities required very different skills than those involved in opening a new branch office. The fiscal effect of adding four new branches in one year compared to the one or two per year we have added in the past was to temporarily increase our overhead expenses as a percentage of our total assets. Further, the actions we took to correct deferred maintenance, undocumented operating standards, organizational issues, and a more narrow product line in these branches all contributed to additional costs of operation. The overall effect in 2000 was that our earnings were reduced because of these increased costs. Should we continue to grow by acquisition, we expect to face similar increased costs in the future.

     Dividends in 2001 Will Be Lower Than in the Past Two Years and There is No Assurance Sierra Bancorp Will Be Able to Pay Dividends. We have recently changed our dividend policy from paying quarterly cash dividends totaling at least thirty-five percent (35%) of the prior year's net earnings (subject to certain conditions) to paying cash dividends totaling between approximately twenty percent (20%) and twenty-five percent (25%) of the prior year's net earnings (subject to the same conditions). In addition, the amount and timing of the payment of dividends by Sierra Bancorp will be dependent on the earnings and financial condition of Bank of the Sierra. The power of Bank of Sierra's Board of Directors to declare cash dividends is limited by statutory and regulatory restrictions. Although Sierra Bancorp anticipates continuing to pay dividends in the future consistent with Bank of the Sierra's recently revised dividend policy, no assurance can be given that Bank of the Sierra's and Sierra Bancorp's future earnings in any given year will justify the payment of such a dividend. (See "DIVIDENDS.")

     Changing Interest Rates May Reduce Our Net Interest Income. Banking companies' earnings depend largely on the relationship between the cost of funds, primarily deposits and borrowings, and the yield on earning assets such as loans and investment securities. This relationship, known as the interest rate spread, is subject to fluctuation and is affected by economic, regulatory and competitive factors which influence interest rates, the volume and mix of interest-earning assets and interest-bearing liabilities, and the level of nonperforming assets. Many of these factors are beyond our control. Fluctuations in interest rates affect the demand of customers for our products and services. Our bank is subject to interest rate risk to the degree that our interest-bearing liabilities reprice or mature more slowly or more rapidly or on a different basis than our interest-earning assets. Given our current volume and mix of interest-bearing liabilities and interest-earning assets, our interest rate spread could be expected to increase during times of rising interest rates and, conversely, to decline during times of falling interest rates. Therefore, significant fluctuations in interest rates may have an adverse effect on our results of operations.

     Intense Competition Exists for Loans and Deposits. The banking and financial services business in California generally, and in our market area specifically, is highly competitive. The increasingly competitive environment is a result primarily of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial services providers. We compete for loans, deposits and customers for financial services with other commercial banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market funds, credit unions and other nonbank financial service providers. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader array of financial services than we do. The reorganization will not, at least for the foreseeable future, overcome these competitive disadvantages.

     You May Have Difficulty Selling Your Shares in the Future If a More Active Trading Market for Our Stock Does Not Develop. Although Bank of the Sierra's Common Stock has been listed on the Nasdaq National Market since June, 1999, trading in our stock has not been extensive and cannot be characterized as amounting to an active trading market.

     Because the Price of Our Common Stock May Vary Widely, When You Decide to Sell It, You May Encounter a Delay or Have to Accept a Reduced Price. The price of Sierra Bancorp common stock may fluctuate widely, depending on many factors. Some of these factors have little to do with our operating results or the intrinsic worth of our Bank or Sierra Bancorp. For example, the market value of Sierra Bancorp common stock may be affected by the trading volume of the shares, announcements of expanded services by us or our competitors, operating results of our competitors, general trends in the banking industry, general price and volume fluctuations in the stock market, acquisition of related companies or variations in quarterly operating results. Also, if the trading market for our common stock remains limited, that may exaggerate changes in market value, leading to more price volatility than would occur in a more active trading market. As a result, if you want to sell your Sierra Bancorp common stock, you may encounter delay or have to accept a reduced price.

     Sierra Bancorp's Stock Price May Fall if Bank of the Sierra has Poor Earnings. Sierra Bancorp's financial condition following the reorganization will depend on the operation and profitability of Bank of the Sierra. Sierra Bancorp has no history of financial performance because it is a newly-formed corporation. Shareholders who receive Sierra Bancorp stock will not have the opportunity to analyze the historical financial performance of Sierra Bancorp. Sierra Bancorp's profitability may be affected by other factors including: businesses started or acquired by Sierra Bancorp other than Bank of the Sierra; and laws and regulations that apply to Sierra Bancorp. Although Sierra Bancorp intends to operate Bank of the Sierra in substantially the same manner that it has been operated to date, changes to the operations of Bank of the Sierra and new businesses may affect the financial performance and condition of Sierra Bancorp as a whole and the return to shareholders of Sierra Bancorp.

     Adverse Effects of Banking Regulations or Changes in Banking Regulations Could Adversely Affect Our Business. We are governed by significant federal and state regulation and supervision, which is primarily for the benefit and protection of our customers and not for the benefit of our investors. In the past, our business has been materially affected by these regulations. This trend is likely to continue in the future. Laws, regulations or policies currently affecting us and our subsidiaries may change at any time. Regulatory authorities may also change their interpretation of these statutes and regulations. Therefore, our business may be adversely affected by any future changes in laws, regulations, policies or interpretations.

     Under a long-standing policy of the Federal Reserve Board, a bank holding company is expected to act as a source of financial strength for its subsidiary banks. As a result of that policy, we may be required to commit financial and other resources to our subsidiary bank in circumstances where we might not otherwise do so.

     Loan Loss Reserves May Not Cover Actual Loans Losses. We maintain an allowance for loan losses at a level which we believe is adequate to absorb any inherent losses in our loan portfolio. However, changes in economic, operating and other conditions, including changes in interest rates, that are beyond our control, may cause our actual loan losses to exceed our current allowance estimates. If the actual loan losses exceed the amount reserved, it will hurt our business. In addition, the FDIC and the Department of Financial Institutions, as part of their supervisory functions, periodically review our allowance for loan losses. Such agencies may require us to increase our provision for loan losses or to recognize further loan losses, based on their judgments, which may be different from those of our management. Any increase in the allowance for loan losses required by the FDIC or the Department of Financial Institutions could also hurt our business.

     We try to limit the risk that borrowers will fail to repay loans by carefully underwriting the loans. Losses nevertheless occur. We create reserves for estimated loan losses in our accounting records. We base these allowances on estimates of the following:

     .  industry standards;

     .  historical experience with our loans;

     .  evaluation of current and predicted economic conditions;

     . regular reviews of the quality mix and size of the overall loan portfolio;

     .  regular reviews of delinquencies; and

     .  the quality of the collateral underlying our loans.

     Our Directors and Executive Officers Control Almost a Majority of Our Stock, and Your Interests May Not Always be the Same as Those of the Board and Management. As of December 31, 2000, our directors and executive officers together with their affiliates, beneficially owned approximately 45.9% of Bank of the Sierra's outstanding voting stock (not including vested option shares). As a result, if all of these shareholders take a common position, they could most likely control the outcome of most corporate actions, such as:

     .  approval of mergers or other business combinations;

     .  sales of all or substantially all of our assets;

     .  any matters submitted to a vote of our shareholders;

     .  issuance of any additional common stock or other equity securities;

     .  incurrence of debt other than in the ordinary course of business;

     .  the selection and tenure of our Chief Executive Officer; and

     .  payment of dividends on common stock or other equity securities.

     In some situations, the interests of our directors and executive officers may be different from yours. However, our Board of Directors and executive officers have a fiduciary duty to act in the best interests of the shareholders, rather than in their own best interests, when considering a proposed business combination or any of these types of matters.

     Provisions in Our Articles of Incorporation Will Delay or Prevent Changes in Control of Our Corporation or Our Management. These provisions make it more difficult for another company to acquire us, which could reduce the market price of our common stock and the price that you receive if you sell your shares in the future. These provisions include the following:

     . a requirement that certain business combinations not approved by our Board of Directors receive the approval of two-thirds of the outstanding shares;

     .  staggered terms of office for members of the board of directors;

     .  the elimination of cumulative voting in the election of directors; and

     . a requirement that our Board of Directors consider the potential social and economic effects on our employees, depositors, customers and the communities we serve as well as certain other factors, when evaluating a possible tender offer, merger or other acquisition of Bank of the Sierra or Sierra Bancorp.

     These provisions in Sierra Bancorp's Articles of Incorporation are essentially identical to comparable provisions in Bank of the Sierra's Articles of Incorporation which were approved by the shareholders in May, 2000.

                          FORWARD-LOOKING STATEMENTS

     Some of the statements under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this proxy statement/prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms and other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ from those expressed or implied by the forward-looking statement. These factors include, among other things, those listed under "Risk Factors" and the following:

     . general economic and business conditions in those areas in which Bank of the Sierra operates;

     .  demographic changes;

     .  competition;

     .  fluctuations in interest rates;

     .  changes in business strategy or development plans;

     .  changes in governmental regulation;

     .  credit quality;

     . the availability of capital to fund the expansion of Sierra Bancorp and Bank of the Sierra's business;

     . changes in the securities markets; and other factors referenced in this proxy statement/prospectus or the documents incorporated herein by reference.

     Given these uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. Bank of the Sierra and Sierra Bancorp disclaim any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

     You should rely only on the information in this proxy statement/prospectus or other information referred to in this document. Neither Sierra Bancorp or Bank of the Sierra has authorized anyone to provide you with other or different information. This proxy statement/prospectus is dated April ___, 2001. You should not assume that the information contained in this proxy statement/prospectus to shareholders nor the issuance of Sierra Bancorp stock for Bank of the Sierra stock in the reorganization shall create any implication to the contrary.

                   THE ANNUAL MEETING OF BANK OF THE SIERRA

General

     An annual meeting of the shareholders of Bank of the Sierra will be held at Bank of the Sierra's Main Office, 90 North Main Street, Porterville, California 93257 on Wednesday, May 23, 2001 at 7:30 p.m.

     At the annual meeting, the holders of the common stock of Bank of the Sierra will vote on:

     . the election of four persons to serve as directors until the 2003 annual meeting;

     .  the approval of the principal terms of the reorganization; and

     . such other business as may properly come before the annual meeting or any adjournments or postponements thereof.

Revocability of Proxies

     A proxy for use at the annual meeting is enclosed. Any shareholder who executes and delivers such proxy has the right to revoke it at any time before it is exercised by filing with the Secretary of Bank of the Sierra an instrument revoking it or a duly executed proxy bearing a later date, or by attending the annual meeting and voting in person. Subject to such revocation, all shares represented by a properly executed proxy received in time for the annual meeting will be voted by the proxy holders whose names are set forth in the accompanying proxy in accordance with the instructions on the proxy. If no instruction is specified with respect to a matter to be acted upon, the shares represented by the proxy will be voted in favor of (i) the election of the nominees for directors set forth herein, (ii) the approval of the bank holding company reorganization and, if any other business is properly presented at the annual meeting, in accordance with the recommendations of your Board of Directors.

Solicitation of Proxies

     Bank of the Sierra will bear the cost of this solicitation, including the expense of preparing, assembling, printing and mailing this proxy statement/prospectus and the material used in this solicitation of proxies. The proxies will be solicited principally through the mails, but Bank of the Sierra's directors, officers and regular employees may solicit proxies personally or by telephone. Arrangements will be made with brokerage firms and other custodians, nominees and fiduciaries to forward these proxy solicitation materials to shareholders whose Bank of the Sierra stock is held of record by such entities, and Bank of the Sierra will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith. In addition, we may pay for and utilize the services of individuals or companies we do not regularly employ in connection with the solicitation of proxies.


                               VOTING SECURITIES

     There were issued and outstanding 9,212,280 shares of Bank of the Sierra's common stock on March 26, 2001, which has been set as the record date for the purpose of determining the shareholders entitled to notice of and to vote at the Meeting. The presence, in person or by proxy, of at least a majority of the total number of outstanding shares of the Common Stock is necessary to constitute a quorum at the Meeting for the transaction of business. Abstentions and broker non-votes are each included in the determination of the number of shares present for determining a quorum but are not counted on any matters brought before the Meeting.

     Each holder of common stock will be entitled to one vote, in person or by proxy, for each share of common stock standing in his or her name on the books of Bank of the Sierra as of March 26, 2001 for the annual meeting on any matter submitted to the vote of the shareholders. An abstention or broker non-vote will have the same effect as a vote against a director nominee and against any other matters submitted for shareholder approval. Shareholders of Bank of the Sierra do not have cumulative voting rights in connection with the election of directors.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     Management knows of no person who owned beneficially more than five percent (5%) of the outstanding Common Stock of Bank of the Sierra as of March 26, 2001, except for Gregory A. Childress, Robert L. Fields, James C. Holly and Morris A. Tharp, each of whom is a member of Bank of the Sierra's Board of Directors (see "PROPOSAL 1 - ELECTION OF DIRECTORS - Information Concerning Directors, Nominees and Executive Officers").


                                  PROPOSAL 1

                             ELECTION OF DIRECTORS

     The Bylaws of Bank of the Sierra provide that the number of directors shall be not fewer than six (6) nor more than eleven (11) until changed by a bylaw amendment duly adopted by the vote or written consent of the shareholders. The Bylaws further provide that the exact number of directors shall be fixed from time to time, within the foregoing range, by a bylaw or amendment thereof or by a resolution duly adopted by the vote or written consent of the shareholders or by the Board of Directors. The exact number of directors is presently fixed at nine (9).

     In May, 2000, the shareholders approved an amendment to Bank of the Sierra's Articles of Incorporation providing for two classes of directors, each serving terms of two years. Five of the directors elected at the 2000 Annual Meeting of Shareholders were elected for a two year term and the remaining four directors were elected for a one year term. At this year's annual meeting, only the four directors whose terms expire this year will be elected.

     Since shareholders do not have cumulative voting rights in the election of directors, the affirmative vote of a plurality of the votes cast is required for the election of directors. In the event that any of the nominees should be unable to serve as a director, it is intended that the Proxy will be voted for the election of such substitute nominee, if any, as shall be designated by the Board of Directors. Management has no reason to believe that any nominee will become unavailable.

     Your Board of Directors unanimously recommends a vote of "AUTHORITY GIVEN" to elect all of the nominees for director of Bank of the Sierra.

Information Concerning Directors, Nominees and Executive Officers

     The following table sets forth certain information as of March 26, 2001, with respect to (i) each of the persons to be nominated by the Board of Directors for election as directors, (ii) each of Bank of the Sierra's executive officers,/1/ and (iii) the directors and executive officers/1/ as a group:

                                                                                                Common Stock
                                                                                            Beneficially Owned on
                                                                                              March 26, 2001/2/
                                                                               -----------------------------------------------
  Names and                                                       Director                                         Percentage
   Offices                    Principal Occupation               Since/Term        Number       Vested Option      of Shares
Held with Bank                 for Past Five Years       Age      to Expire      of Shares         Shares/3/     Outstanding/4/
--------------                ---------------------   --------  -------------  --------------  --------------  ---------------
Morris A. Tharp/5/            President and Owner,        60          1977/         414,480          50,000            5.01%
Chairman of                   E.M. Tharp, Inc.                        2002
the Board                     (Truck Sales and
                              Repair)

Albert L. Berra               Orthodontist/Rancher        59          1977/         243,109          50,000            3.16%
Director                                                              2003

Gregory A. Childress/5,6/     Rancher                     43          1994/       1,583,748/7/       50,000           17.64%
Director                                                              2002

Robert L. Fields/5/           Investor (formerly          72          1982/         643,357          50,000            7.49%
Director                      Owner, Bob Fields                       2002
                              Jewelers)

James C. Holly/5/             President and Chief         59          1977/         462,976/8/       50,000            5.54%
President, Chief              Executive Officer,                      2002
Executive Officer             Bank of the Sierra
and Director

_________________

/1/As used throughout this Proxy Statement, the term "executive officer" means President/Chief Executive Officer, Executive Vice President/Chief Operating Officer, Senior Vice President/Chief Financial Officer or Senior Vice President/Chief Credit Officer.

/2/Except as otherwise noted, may include shares held by such person's spouse (except where legally separated) and minor children, and by any other relative of such person who has the same home; shares held in "street name" for the benefit of such person; shares held by a family or retirement trust as to which such person is a trustee and primary beneficiary with sole voting and investment power (or shared power with a spouse); or shares held in an Individual Retirement Account or pension plan as to which such person (and/or his spouse) is the sole beneficiary and has pass-through voting rights and investment power.

/3/Consists of shares which the applicable individual or group has the right to acquire upon the exercise of stock options which are vested or will vest within 60 days of March 26, 2001 pursuant to Bank of the Sierra's Stock Option Plan. (See "Compensation of Directors" and "Stock Options.")

/4/The percentages are based on the total number of shares of Bank of the Sierra's Common Stock outstanding, plus the number of option shares which the applicable individual or group has the right to acquire upon the exercise of stock options which are vested or will vest within 60 days of March 26, 2001 pursuant to Bank of the Sierra's Stock Option Plan. (See "Compensation of Directors" and "Stock Options.")

/5/Mr. Tharp's address is 15243 Road 192, Porterville, California 93257; Mr. Childress' address is 12012 Road 200, Porterville, California 93257; Mr. Fields' address is 200 North Main Street, Porterville, California 93257; and Mr. Holly's address is 86 North Main Street, Porterville, California 93257.

/6/Mr. Childress has served as Chairman of the Board of Lindsay Olive Growers, a cooperative association in Lindsay, California since 1988. In 1994, that association filed a petition in bankruptcy under applicable provisions of the Federal Bankruptcy Act and was liquidated effective in 1999.

/7/Includes 5,280 shares owned by Childress, Bates, Childress, Inc. ("CBC"), a corporation of which Mr. Childress is President and a 33 1/3% shareholder; 41,000 shares owned by the CBC Defined Benefit Pension Plan, of which Mr. Childress is a trustee and a beneficiary; and 684,992 shares owned by CPG Ranch, a partnership of which Mr. Chrildress is a partner; as to all of which shares Mr. Childress has shared voting and investment power.

/8/Includes 10,200 shares owned by Mr. Holly's adult children, as to which shares Mr. Holly has sole voting power but no investment power, pursuant to an agreement with the record owners of the shares.


(Table and footnotes continued on following page.)

                                                                                               Common Stock
                                                                                           Beneficially Owned on
                                                                                             March 26, 2001/2/
                                                                               -----------------------------------------------
   Names and                                                      Director                                         Percentage
    Offices                   Principal Occupation               Since/Term        Number       Vested Option      of Shares
Held with Bank                 for Past Five Years       Age      to Expire      of Shares         Shares/3/     Outstanding/4/
--------------                ---------------------   --------  -------------  --------------  --------------  ---------------
Vincent L. Jurkovich          President,                 72          1977/         136,950          50,000            2.02%
Director                      Porterville Concrete                   2003
                              Pipe, Inc


Howard H. Smith               Retired/Investor           87          1977/         398,700          50,000            4.84%
Director                      (formerly Owner and                    2002
                              Chief Executive
                              Officer, Smith's
                              Complete Market)

Robert H. Tienken             Retired (formerly          80          1977/         187,628          50,000            2.57%
Corporate Secretary           Realtor/Farmer)                        2003
and Director

Gordon T. Woods               Owner, Gordon T.           64          1977/           1,386/9/       50,000            0.55%
Director                      Woods Construction                     2003


Kenneth E. Goodwin            Executive Vice              57          n/a          152,004          30,000            1.97%
Executive Vice                President and Chief
President and Chief           Operating Officer,
Operating Officer             Bank of the Sierra

Jack B. Buchold               Senior Vice                 56          n/a              347          10,000            0.11%
Senior Vice President         President and Chief
and Chief Financial           Financial Officer,
Officer                       Bank of the Sierra

Charlie C. Glenn              Senior Vice                 61          n/a            1,888          10,000            0.13%
Senior Vice President         President and Chief
and Chief Credit              Credit Officer,
Officer                       Bank of the Sierra

Directors and                                                                    4,226,573         500,000           48.66%
Executive Officers as
a Group (12 persons)

Committees of the Board of Directors

     Bank of the Sierra has, among others, a standing Audit/CRA Committee, of which directors Berra (Chairman), Childress, Fields, Jurkovich and Tienken are members. During the fiscal year ended December 31, 2000, the Audit/CRA Committee held a total of twelve (12) meetings. The purpose of the Audit/CRA Committee, with respect to its audit duties, is to meet with the outside auditors of Bank of the Sierra in order to fulfill the legal and technical requirements necessary to adequately protect the directors, shareholders, employees and depositors of Bank of the Sierra. It is also the responsibility of the Audit/CRA Committee to recommend to the Board of Directors the selection of independent accountants and to make certain that the independent accountants have the necessary freedom

__________________________

(Certain footnotes appear on previous page.)

/9/Does not include 203,357 shares held by Filinco, Ltd., as to which Mr. Woods' spouse and daughters have sole voting and investment power and as to which Mr. Woods disclaims beneficial ownership.

and independence to freely examine all bank records. Each February the committee reviews the risk management assessment of Bank of the Sierra's branches, credit centers and operating units and assigns priorities for the year to have independent reviews conducted by loan, operational, information systems and compliance teams hired by the committee. The committee meets with such independent review consultants on an annual basis and approves the contractual basis of each engagement letter and arrangement under consideration. Further, as part of its regular monthly meeting schedule, the committee meets on a quarterly basis to review our Bank's Form 10-Q with the independent accountants prior to such Form being filed with appropriate agencies. Also, the committee meets with the accounting audit partner in charge of the engagement who presents the audited consolidated financial reports to the committee upon completion of the annual engagement. The committee receives and reviews management letters and all reports of external independent firms which have been contracted to perform agreed upon procedures for the benefit of Bank of the Sierra and the Committee. Additionally, the committee receives and reviews all Reports of Examination prepared by regulators regarding safety and soundness, compliance, or other examinations performed by such agencies. As part of its responsibilities, the committee also receives, reviews and approves, any and all management initiated responses to engagements conducted by independent consultant firms or regulatory agencies, prior to their dispersal to the appropriate reviewing agent. The Audit Committee Charter (attached as Appendix "B") requires that the Audit Committee be comprised of at least three directors, each of whom must be independent.

     While the Board has no standing "compensation" committee, it has a Personnel Committee of which directors Berra (Chairman), Fields, Smith and Woods are members. The primary function of the Personnel Committee, which met two (2) times during 2000, is to approve the employment of executive officers and recommend the compensation for all executive officers. Additionally, the Personnel Committee recommends salary ranges for graded personnel and approves personnel policies recommended by senior officers of Bank of the Sierra.

     Bank of the Sierra has no standing nominating committee; however, the procedures for nominating directors, other than by the Board of Directors itself, are set forth in Bank of the Sierra's Bylaws and in the Notice of Annual Meeting of Shareholders.

     During the fiscal year ended December 31, 2000, the Board of Directors of Bank of the Sierra held a total of fourteen (14) meetings. Each director attended at least 75% of the aggregate of (a) the total number of such meetings and (b) the total number of meetings held by all committees of the Board on which such director served during 2000.

Report of the Audit Committee

     The Audit/CRA Committee has reviewed and discussed with management Bank of the Sierra's audited consolidated financial statements as of and for the year ended December 31, 2000. The committee has discussed with Bank of the Sierra's independent auditors, which are responsible for expressing an opinion on the conformity of Bank of the Sierra's audited consolidated financial statements with generally accepted accounting principles, the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, including their judgments as to the quality of Bank of the Sierra's financial reporting. The committee has received from the independent auditors written disclosures and a letter as required by the Independence Standards Board, Standard No. 1, as amended, and discussed with the independent auditors the firm's independence from management and Bank of the Sierra. In considering the independence of Bank of the Sierra's independent auditors, the committee took into consideration the amount and nature of the fees paid the firm for non-audit services, as described on page 37 below.

     In reliance on the review and discussions described above, the committee recommends to the Board of Directors that the year-end audited consolidated financial statements be included in Bank of the Sierra's Annual Report on Form 10-K for the year ended December 31, 2000 for filing with the FDIC.

                                 Submitted by:
                           Albert L. Berra, Chairman
                             Gregory A. Childress
                               Robert L. Fields
                             Vincent L. Jurkovich
                               Robert H. Tienken

Executive Compensation

     The following table sets forth certain summary compensation information with respect to the Chief Executive Officer and the only other executive officers of Bank of the Sierra whose total salary and bonus for the fiscal year ended December 31, 2000, exceeded $100,000 (the "Named Executive Officers"):

                          Summary Compensation Table

                                                                            Long Term
                                                                           Compensation
                                                                          ---------------
                                                                           Stock Options
                                                 Annual Compensation           Granted
                                                 -------------------         (Number of           All Other
  Name and Principal Position      Year         Salary/1/        Bonus         Shares)         Compensation
  ---------------------------      ----         ---------        -----     ---------------     ------------
James C. Holly                      2000        $130,000        $116,675              -0-        $23,303/2/
President and                       1999         130,000         130,000              -0-         21,831/2/
Chief Executive Officer             1998         130,000         130,000           50,000         22,220/2/

Kenneth E. Goodwin                  2000        $105,000        $ 33,172              -0-        $ 7,813/3/
Executive Vice President            1999         105,000          42,000              -0-          7,139/3/
and Chief Operating Officer         1998         105,000          34,200           30,000          4,949/3/

Jack B. Buchold                     2000        $ 85,000             -0-              -0-        $ 5,746/4/
Senior Vice President               1999          85,000        $ 25,500           25,000          3,816/4/
and Chief Financial Officer         1998          85,000          26,250              -0-          3,639/4/

Charlie C. Glenn                    2000        $ 82,000        $ 19,429              -0-        $ 5,388/4/
Senior Vice President               1998          82,000          22,500              -0-          4,702/4/
and Chief Credit Officer            1997          82,000          22,500           25,000          3,275/4/

Stock Options

     Bank of the Sierra's 1998 Stock Option Plan, intended to advance the interests of Bank of the Sierra by encouraging stock ownership on the part of key employees, was adopted by the written consent of the shareholders effective July 21, 1998. The stock option plan provides for the issuance of both "incentive" and "non-qualified" stock options to full-time salaried officers and employees, and of "non-qualified" stock options to non-employee directors. All options are granted at an exercise price of not less than 100% of the fair market value of the stock on the date of grant.5 Each option expires not later than ten (10) years from the date the option was granted. Options are exercisable

____________________________
/1/ Salary figures include amounts deferred pursuant to Bank of the Sierra's 401(k) Plan. The 401(k) Plan permits all participants to contribute up to 15% of their annual salary on a pre-tax basis (subject to a statutory maximum), which contributions vest immediately when made. Employer contributions are made in varying amounts at the discretion of the Board of Directors, and become vested over a period of five (5) years at the rate of twenty percent (20%) per year.

/2/ Includes employer contributions to Mr. Holly's account pursuant to the 401(k) Plan in the amounts of $7,605, $6,158 and $5,460 for 2000, 1999 and 1998,
respectively; term life insurance premiums in the amount of $598 per year; and director's fees in the amount of $15,100, $15,075 and $14,550 for 2000, 1999 and 1998, respectively.

/3/ Represents employer contributions to Mr. Goodwin's account pursuant to the 401(k) Plan in the amounts of $7,325, $6,651 and $4,461 for 2000, 1999 and 1998,
respectively; and term life insurance premiums in the amount of $488 per year.

/4/ Consists entirely of employer contributions to these individuals' accounts pursuant to the 401(k) Plan.

/5/ Exercise price per share is equivalent to market price per share on the date of grant, as determined by the Board of Directors of Bank of the Sierra, based upon trades in Bank of the Sierra's Common Stock known to Bank of the Sierra and opening and closing prices quoted on the Nasdaq National Market concerning Bank of the Sierra's Common Stock.

in installments as provided in individual stock option agreements; provided, however, that if an optionee fails to exercise his or her rights under the options within the year such rights arise, the optionee may accumulate them and exercise the same at any time thereafter during the term of the option. In addition, in the event of a "Terminating Event," i.e., a merger or consolidation of Bank of the Sierra as a result of which Bank of the Sierra will not be the surviving corporation, a sale of substantially all of Bank of the Sierra's assets, or a change in ownership of at least 25% of Bank of the Sierra's stock, all outstanding options under the stock option plan shall become exercisable in full (subject to certain notification requirements), and shall terminate if not exercised within a specified period of time, unless provision is made in connection with the Terminating Event for assumption of such options, or substitution of new options covering stock of a successor corporation. As of December 31, 2000, Bank of the Sierra had options outstanding to purchase a total of 1,055,000 shares of its Common Stock under the stock option plan, with an average exercise price of $9.00 per share with respect to all such options. As of that same date, the fair market value of Bank of the Sierra's Common Stock was $6.94 per share.

     No stock options were granted to or exercised by the Named Executive Officers during 2000. The following information is furnished with respect to stock options held by the Named Executive Officers at December 31, 2000:

                          Number of Unexercised Options at        Value of Unexercised in-the-Money
                                  December 31, 2000               Options at December 31, 2000/1/
        Name              Exercisable        Unexercisable        Exercisable        Unexercisable
---------------------     -----------        -------------        -----------        -------------
James C. Holly               50,000                 -0-                 -0-               n/a

Kenneth E. Goodwin           30,000                 -0-                 -0-               n/a

Jack B. Buchold              10,000              15,000                 -0-               -0-

Charlie C. Glenn             10,000              15,000                 -0-               -0-


Compensation of Directors

     Non-employee directors of Bank of the Sierra received $400 per month for their attendance at regular Board meetings in 2000, $225 per meeting for their attendance at special Board meetings, and between $150 and $250 per committee meeting, depending upon the particular committee involved. The President received $400 per month for attendance at regular Board of Directors meetings (and $225 for attendance at the organizational Board meeting), but did not receive special Board or committee meeting fees. In addition, all directors received an annual retainer of $9,800.

     No stock options were granted to or exercised by any non-employee directors during 2000. As of December 31, 2000, each non-employee director of Bank of the Sierra held outstanding stock options to purchase 50,000 shares of Common Stock, all with expiration dates in 2008, and all at exercise prices of $9.00 per share. As of that same date, the fair market value of Bank of the Sierra=s Common Stock was $6.94 per share. As of December 31, 2000, all of these options were exercisable in full. Information concerning stock options held by Mr. Holly, who is also a Named Executive Officer, is set forth above under "Stock Options."


______________________

/1/ Represents the excess of the aggregate fair market value over the aggregate exercise price of the shares at December 31, 2000.

Performance Graph

     The following graph compares the yearly percentage change in Bank of the Sierra's cumulative total shareholders' return on Bank of the Sierra's stock with the cumulative total return of (i) the Nasdaq market index; (ii) all banks and bank holding companies listed on Nasdaq; (iii) an index comprised of banks and bank holding companies headquartered in the western United States; and (iv) an index comprised of banks and bank holding companies located throughout the United States with total assets of between $250 and $500 million. The latter two peer group indexes were compiled by SNL Securities LP of Charlottesville, Virginia. Bank of the Sierra reasonably believes that the members of the fourth group listed above constitute peer issuers for the period from January 1, 1996 through December 31, 2000. The graph assumes an initial investment of $100 and reinvestment of dividends. The graph is not necessarily indicative of future price performance.


                           Total Return Performance



                             [GRAPH APPEARS HERE]




                                                            Period Ending
                            ------------------------------------------------------------------------
Index                           12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00
----------------------------------------------------------------------------------------------------
Bank of the Sierra                100.00       70.45      112.18       65.67       77.74       60.15
Nasdaq - Total US                 100.00      123.04      150.69      212.51      394.92      237.62
Nasdaq Bank Index                 100.00      132.04      221.06      219.64      211.14      241.08
SNL $250M-$500M Bank Index        100.00      129.85      224.58      201.12      187.11      180.15

Board of Directors' Compensation Committee Report

     The Personnel Committee of the Board is responsible for overseeing the various compensation programs of the Bank. It approves compensation objectives and policy for all employees and sets compensation levels for the Bank's Executive Officers. During 1999, the Personnel Committee was comprised entirely of independent outside directors, namely, directors Berra (Chairman), Fields, Smith and Woods. In addition, director Holly (President and Chief Executive Officer of the Bank) is an ex-officio member of this Committee.

     The objectives of the Committee are three-fold; (i) to ensure that compensation and benefits are at levels that enable the Bank to attract and retain the high quality employees it needs; (ii) to align the interests of the Bank's officer corps with those of its stockholders through at risk compensation programs; and (iii) to provide rewards that are closely linked to Bank-wide team and individual performance goals which are measured in terms of the Bank's profitability, growth and asset quality.

     Executive officer base salaries are fixed for a three-year term. Executive Officer bonuses are awarded annually and are determined with reference to Bank-wide team and individual performance. Base salaries are determined on a wide range of measures which require comparisons with salaries and compensation programs at banks comparable in terms of asset size, capitalization and performance. In order to evaluate the Bank's competitive position in the industry, the Personnel Committee reviews and analyzes the compensation packages, including base salary levels offered by community banks, specifically reviewing the annual survey prepared by the California Department of Financial Institutions, and that prepared for the California Bankers Association by Deloitte and Touche, C.P.A.'s. The Bank's practice, however, is not to provide employment contracts to any executive officers as all employees of the Bank are employed at will.

     Salaries are fixed for Executive Officers; however, bonuses are dependent on the achievement by the Bank of annual profitability goals and specific performance goals. In 1998, the Board implemented a three-year incentive plan for Bank officers. The President is specifically excluded from this plan to enable him to objectively administer the plan; his bonus is determined by a separate plan related solely to Bank profitability and base salary. All other officers are eligible for incentive bonuses based upon the attainment of certain corporate performance goals related to both pre-tax earnings and after-tax return on equity, thereby reflecting favorably upon enhanced stockholder return. Under this plan, a formula was developed which created a pool from which incentive bonuses would be allocated to eligible officers. The earnings targets, as well as the corporate performance goals, are based on confidential information and are competitively sensitive to the Bank as they are derived from the Bank's internal projections and business plan. The distribution of the pool is based on the level of the participant, with the eligible Executive Officers receiving up to a maximum of 40% of base salary and less senior officers receiving lesser percentages. The amounts paid to the Named Executive Officers pursuant to these incentive plans are listed in the Summary Compensation Table above (see "Executive Compensation" herein).

     In order to (i) provide an additional incentive for the Bank's officers and employees to contribute to the Bank's success, (ii) encourage their increased stock ownership in the Bank, and (iii) enable the Bank to be competitive in the industry with respect to compensation packages, the Board of Directors adopted a Stock Option Plan (the "Option Plan") in 1998. Details concerning the Option Plan and options granted thereunder to the Named Executive Officers are set forth above under "Stock Options."

                             Personnel Committee:

                           Albert L. Berra, Chairman
              Robert L. Fields                  Gordon T. Woods
              Howard H. Smith                   James C. Holly (ex officio)

Transactions with Directors and Executive Officers

     Certain of the executive officers, directors and principal shareholders of Bank of the Sierra and the companies with which they are associated have been customers of, and have had banking transactions with, Bank of the Sierra in the ordinary course of Bank of the Sierra's business since January 1, 2000, and Bank of the Sierra expects to continue to have such banking transactions in the future. All loans and commitments to lend included in such transactions have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons of similar creditworthiness, and in the opinion of Management, have not involved more than the normal risk of repayment or presented any other unfavorable features.


                                  PROPOSAL 2

                      BANK HOLDING COMPANY REORGANIZATION

     The Board of Directors of Bank of the Sierra has approved a plan of reorganization under which the business of Bank of the Sierra will be conducted as a wholly-owned subsidiary of Sierra Bancorp and each outstanding share of Bank of the Sierra's common stock will be converted into one share of Sierra Bancorp's Common Stock. The details of the reorganization are set forth in the Plan of Reorganization and Agreement of Merger among Bank of the Sierra, Sierra Bancorp and Sierra Merger Corporation which is attached as Exhibit "A" hereto. Your Board of Directors has unanimously approved the reorganization agreement and recommends a vote "FOR" the proposed reorganization.

Reasons for the Reorganization

     We believe that a holding company structure will better position us to compete in the markets that we serve by providing greater corporate and financial flexibility in conducting our business. Examples are:

     .    increased structural alternatives for acquisitions;

     . increased flexibility in acquiring or establishing other businesses related to banking;

     .    more alternatives for raising capital and access to debt markets; and

     .    greater flexibility regarding redemption of stock.

     The bank and thrift industry has been undergoing a period of consolidation for some time. We believe that the holding company structure may make it easier for us to respond quickly to take advantage of expansion opportunities which are in our shareholders' best interests. For instance, as a bank, we cannot own a separate bank or thrift institution, but Sierra Bancorp could acquire and operate another institution as a separate entity. This might be a good alternative if we wanted to expand into geographic markets where the continued use of an existing bank's local name or identity would be desirable. Also, holding companies can acquire effective control of other banks by purchasing substantially less than 100% of the target bank, which is considerably cheaper than acquisitions by banks, which must involve 100%. Acquisitions by holding companies may also enjoy certain tax and/or accounting-related advantages regarding acquisition premiums and/or acquisition debt, although no assurance can be given that such advantages will continue to apply in the future.

     The reorganization may also make it easier for us to engage in certain non-bank activities and to take advantage of future changes in the laws and regulations governing banks and bank-related activities. For example, since 1997, there has been a significant expansion of permissible non-banking activities for bank holding companies and subsidiaries thereof in a wide variety of areas. While an adequately capitalized state bank would be permitted to engage in these activities, it would generally not be able to invest in the
------                                                        ------
stock of other corporations that engage in such activities (other than majority owned subsidiaries). In addition, while there can be no guarantee that this will happen, opportunities may arise in the future for bank holding companies which would not be available to banks. The bank holding company corporate structure may prove valuable in taking advantage of any such new opportunities that may be made available in the future.

     The reorganization may also enable us to take advantage of certain provisions of the Gramm-Leach-Bliley Act which, effective March 11, 2000, eliminated most barriers to affiliations among banks and securities firms, insurance companies, and other financial service providers, and enabled full affiliations to occur between such entities. This new legislation permits qualified bank holding companies to become "financial holding companies" and thereby acquire securities firms and insurance companies and engage in other activities that are financial in nature.

     The holding company structure would also provide greater flexibility in the area of repurchase of securities. Currently, we are permitted to repurchase our stock, but only with the prior approval of both the Department of Financial Institutions and the FDIC, and subject to applicable restrictions and requirements imposed by both agencies. Sierra Bancorp, on the other hand, would be permitted to repurchase its stock by action of the Board of Directors, subject to any limitations imposed by the rules and regulations of the Federal Reserve Board and the limitations on dividends under applicable state law. Current policies of the Federal Reserve Board would require Sierra Bancorp to notify the Federal Reserve Board of any proposed repurchase which (including all purchases or redemptions of its equity securities during the 12 months preceding the date of notification) would equal or exceed 10% of Sierra Bancorp's consolidated net worth as of the date of such notice. Repurchases of less than this amount would require no regulatory notification. (The Federal Reserve Board may permit repurchases in excess of this amount if it determines that the repurchase would not constitute an unsafe or unsound practice and that it would not violate any applicable law, rule, regulation or order, or any condition imposed by, or written agreement with, the Federal Reserve Board. At present, neither Bank of the Sierra nor Sierra Bancorp has any plans to repurchase its Common Stock.) However, such notice and approval is not required for a bank holding company that would be treated as "well capitalized" under applicable regulations of the Federal Reserve Board, that has received a composite "1" or "2" rating at its most recent bank holding company inspection by the Federal Reserve Board, and that is not the subject of any unresolved supervisory issues.

     Finally, a bank holding company structure may provide more financing alternatives to subsidiaries of the holding company, particularly under changing conditions in financial markets. Traditionally, bank holding companies have had greater access to institutional debt markets than banks and are not subject to certain borrowing restrictions which apply to banks (except for regulatory debt-to-equity ratio and policies and considerations of safety and soundness). To provide capital to one of its subsidiaries, a holding company might borrow in reliance on its consolidated financial condition, and not just the financial condition of the affected subsidiary, without the need to sell additional common stock or other equity securities. However, due to our asset size, we would be required to meet all applicable capital requirements on a consolidated basis, so that the holding company would not be able to borrow money to infuse capital into Bank of the Sierra in order to increase Bank of the Sierra's capital levels, if the resulting capital ratios on a consolidated basis were insufficient. (Sierra Bancorp could, however, infuse such capital for purposes of increasing Bank of the Sierra's legal lending limit or in situations where bank regulators might require a higher leverage capital ratio for Bank of the Sierra than the Federal Reserve Board would require for the holding company.)
At present, neither Bank of the Sierra nor Sierra Bancorp has any present plans to borrow funds for the use of or to contribute to any subsidiary of Sierra Bancorp. There can be no assurance, however, as to the method or type of financing arrangements that will be available to Sierra Bancorp if the reorganization is completed.

Description of the Plan of Reorganization and Agreement of Merger

     Sierra Bancorp has been organized at the direction of Bank of the Sierra and initially will hold all the stock of Sierra Merger Corporation, a newly organized California corporation. The reorganization plan is proposed to be accomplished by merging Bank of the Sierra with and into Sierra Merger Corporation. Upon consummation of the reorganization, Bank of the Sierra will survive, will continue to be named Bank of the Sierra and will continue to operate under its existing Certificate of Authority issued by the Department of Financial Institutions.

     On the effective date of the reorganization, shareholders of Bank of the Sierra will automatically become shareholders of Sierra Bancorp, with each share of Bank of the Sierra Common Stock held by them being converted into one share of Sierra Bancorp's Common Stock. The 100 outstanding shares of Sierra Bancorp held by James C. Holly, which are currently the only outstanding shares of Sierra Bancorp, will be redeemed for nominal consideration of $100 and the shares of Sierra Merger Corporation will be converted into shares of Bank of the Sierra. The rights of the holders of Sierra Bancorp Common Stock will be substantially the same as the rights of the holders of Bank of the Sierra Common Stock. For a discussion of these rights, see "Comparison of Rights of Shareholders of Sierra Bancorp and Bank of the Sierra."

     Upon consummation of the reorganization, outstanding certificates for shares of Bank of the Sierra Common Stock will represent shares of Sierra Bancorp Common Stock. Shareholders will be entitled to exchange their present certificates for new certificates evidencing shares of Sierra Bancorp Common Stock. Following consummation of the reorganization, Bank of the Sierra will notify each shareholder and request that each such record holder present his or her certificate to Sierra Bancorp for a new certificate evidencing shares of Sierra Bancorp Common Stock. Until so exchanged, the certificates for shares of Bank of the Sierra Common Stock will represent the shares of Sierra Bancorp Common Stock into which the shares of Bank of the Sierra Common Stock have been converted.

     Consummation of the reorganization requires the affirmative vote or consent of a majority of the issued and outstanding shares of Common Stock of Bank of the Sierra, Sierra Bancorp and Sierra Merger Corporation, the non-disapproval by the Federal Reserve Board of Sierra Bancorp's notice of intention to become a bank holding company, the approval of the Department of Financial Institutions for Sierra Bancorp to acquire control of Bank of the Sierra, the approval of the FDIC for Bank of the Sierra to merge with Sierra Merger Corporation and the fulfillment of certain other legal requirements. It is anticipated that the effective date of the reorganization will be in April, 2001 or after the receipt of all governmental approvals required for the reorganization and the expiration of any applicable waiting periods related thereto, whichever is later.

     If any action, suit or proceeding should be threatened or instituted with respect to the proposed reorganization, the Board of Directors of Bank of the Sierra reserves the right, in its sole discretion, to terminate the transaction at any time before the effective date. Moreover, if for any other reason the consummation of the reorganization is inadvisable in the opinion of the Boards of Directors of Bank of the Sierra, Sierra Merger Corporation or Sierra Bancorp, the reorganization may be terminated by any of them either before or after the shareholders of Bank of the Sierra vote to approve the reorganization. If the holders of a majority of the issued and outstanding shares of Bank of the Sierra should fail to approve the reorganization, the conditions and legal requirements to consummate the reorganization are not satisfied or fulfilled, or the transaction is otherwise terminated as provided above, the business of Bank of the Sierra would continue to operate under the ownership of its then-existing shareholders.

Costs of Reorganization

     The costs of the reorganization to Sierra Bancorp and Bank of the Sierra are estimated at approximately $125,000. If the reorganization is consummated, costs of the reorganization will be assumed and paid, to the extent properly allocated, by Sierra Bancorp and Bank of the Sierra. In the event the reorganization is not consummated, such costs as have been incurred, including the cost of organizing Sierra Bancorp will be assumed and paid by Bank of the Sierra.

Accounting Treatment

     Because the proposed transaction is a reorganization with no change in ownership interests, the consolidated financial statements of Sierra Bancorp and Bank of the Sierra will retain the former bases of accounting of Bank of the Sierra and will initially be identical to Bank of the Sierra's consolidated financial statements prior to the reorganization.

Rights of Dissenting Shareholders

     Shareholders of Bank of the Sierra do not have dissenters' rights with respect to the reorganization.

Affiliate Restrictions

     The shares of Sierra Bancorp stock will be registered under the Securities Act of 1933. However, the resale of these shares by the directors, executive officers and principal shareholders may be restricted by the 1933 Act and by SEC rules if the directors, principal officers, and principal shareholders are deemed to be "affiliates" as that term is defined by the 1933 Act and SEC rules.

     Persons considered to be in control of an issuer are considered as "affiliates." Such persons may include officers and directors of Bank of the Sierra or Sierra Bancorp, as well as any shareholders who own 10% or more of Sierra Bancorp's outstanding stock. Sierra Bancorp stock held by "affiliates" of Sierra Bancorp can be sold only if such shares are registered or transferred in a transaction exempt from registration under the 1933 Act, for instance under SEC Rules 144 and 145, or through a private placement. SEC Rules 144 and 145 generally require that before an affiliate can sell stock:

     . There must be on file with the SEC public information filed by the issuer;

     . The affiliate must sell his stock in a unsolicited broker's transaction or directly to a market maker; and

     . During any three-month period, the amount of the securities that can be sold is limited to the greater of 1% of the outstanding stock of the issuer or the average weekly trading volume during the last four calendar weeks.

     It may be advisable for those shareholders who may become "affiliates" of Sierra Bancorp to consult their legal counsel before selling any Sierra Bancorp stock.

Federal Income Tax Consequences

     The following discussion, which is a summary of the opinion of RSM McGladrey, Inc., which is affiliated with McGladrey & Pullen, LLP, Bank of the Sierra's certified public accountants, is limited to all material federal income tax consequences of the proposed reorganization and does not discuss state, local or foreign tax consequences or all of the tax consequences that might be relevant to shareholders of Bank of the Sierra entitled to special tax treatment.

     In the opinion of RSM McGladrey, Inc., the proposed reorganization will qualify for federal income tax purposes as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986. This opinion is conditioned upon the accuracy of various representations made to RSM McGladrey, Inc. and certain assumptions made by RSM McGladrey, Inc. The opinion is based on current law and assumes that the reorganization is consummated as described herein. Neither this summary nor the opinion of RSM McGladrey, Inc. is binding on the IRS and no ruling from the IRS has been sought or will be sought with respect to such tax consequences.

     Based upon the qualification of the reorganization as a reorganization within the meaning of Section 368 of the Internal Revenue Code:

     (a) No gain or loss will be recognized by Bank of the Sierra, Sierra Merger Corporation or Sierra Bancorp as a result of the reorganization under 361(a) and 357(a) of the Internal Revenue Code and Revenue Ruling 57-278;

     (b) No gain or loss will be recognized by the shareholders of Bank of the Sierra upon receipt of Sierra Bancorp Common Stock in exchange for their shares of Bank of the Sierra Common Stock pursuant to the reorganization;

     (c) The Sierra Bancorp Common Stock received by the shareholders of Bank of the Sierra in exchange for their Bank of the Sierra Common Stock will have the same basis for federal income tax purposes as the basis of the shares of Bank of the Sierra Common Stock surrendered in exchange therefor under 358(a)(1) of the Internal Revenue Code;

     (d) The holding period of Sierra Bancorp Common Stock received by shareholders of Bank of the Sierra in exchange for their Bank of the Sierra Common Stock will include the holding period for the Bank of the Sierra Common Stock surrendered in the reorganization under 1223 (a) (1) of the Internal Revenue Code, provided that such shares of Bank of the Sierra Common Stock surrendered were held as capital assets by the Bank of the Sierra shareholder on the date of consummation of the reorganization;

     (e) The tax basis of the assets of Bank of the Sierra retained by Bank of the Sierra will be the same as the tax basis for such assets immediately before the reorganization;

     (f) The holding period of the assets of Bank of the Sierra will include the holding period of such assets immediately before the reorganization;

     (g) No gain or loss will be recognized by Sierra Bancorp upon the issuance of its own stock under 361(a) of the Internal Revenue Code;

     (h) A holder of an outstanding option granted under Bank of the Sierra's Stock Option Plan will not recognize income, gain or loss solely as a result of the assumption of Bank of the Sierra's Stock Option Plan by Sierra Bancorp; and

     (i) The assumption by Sierra Bancorp of outstanding incentive stock options granted under Bank of the Sierra's Stock Option Plan will not be deemed a modification of the option under Section 424(h) of the Internal Revenue Code.

     Bank of the Sierra's shareholders are urged to consult their own tax advisors as to specific tax consequences to them of the reorganization including tax return reporting requirements and the applicability and effect of federal, state, local, foreign and other applicable laws.

Comparison of Rights of Shareholders of Sierra Bancorp and Bank of the Sierra

     The following chart sets forth a comparison which summarizes significant similarities and differences between the rights of shareholders of Sierra Bancorp and Bank of the Sierra. A more detailed explanation of these matters follows and should be reviewed in connection with the chart.

 -------------------------------------------------------------------------------------------------------
                                            Sierra Bancorp                 Bank of the Sierra
                                    ---------------------------          -----------------------
    Authorized Capital Stock..      24,000,000 shares of common          Same
                                    stock

    Dividend Rights...........      Payable when declared by Board       Similar, but subject to
                                    out of legally available funds       California Financial
                                    (subject to California General       Code and federal law
                                    Corporation Law and federal
                                    law)

    Voting Rights.............      One vote per share; no               Same
                                    cumulative voting in the
                                    election of directors

    Preemptive Rights.........      None                                 None

    Liquidation Rights........      Pro rata, after payment of           Same
                                    debts

    Number of Directors.......      Range of 6 to 11, currently          Same
                                    fixed at 9 by Board

    Classification............      Board is divided into two (2)        Same
                                    classes of directors, serving
                                    terms of two years each.
-------------------------------------------------------------------------------------------------------

     Authorized Capital Stock

     Bank of the Sierra currently has authorized capital consisting of 24,000,000 shares of common stock. Of these authorized shares, as of December 31, 2000, 9,212,280 shares of Common Stock were issued and outstanding. In addition, there were options outstanding to purchase 1,055,000 shares of Bank of the Sierra Common Stock pursuant to Bank of the Sierra's Stock Option Plan.
Upon the effectiveness of the reorganization, all outstanding options to purchase Bank of the Sierra Common Stock under Bank of the Sierra's Stock Option Plan, will be automatically converted to options to purchase Sierra Bancorp Common Stock. Bank of the Sierra has no other outstanding options, warrants or other outstanding rights to purchase shares of Bank of the Sierra Common Stock.

     Sierra Bancorp currently has authorized capital consisting of 24,000,000 shares of common stock. Of these authorized shares, 100 shares of common stock have been issued.

     In the reorganization, Sierra Bancorp will issue approximately 9,212,280 shares of Sierra Bancorp Common Stock in exchange for all of the outstanding shares of Bank of the Sierra Common Stock. The balance of Sierra Bancorp's authorized common stock will be available to be issued when and as the Board of Directors of Sierra Bancorp determines it is advisable to do so. While there are no present plans or agreements to issue any additional shares of Sierra Bancorp's common stock, such shares of common stock could be issued for the purpose of raising additional capital, in connection with acquisitions of other assets or investments, or for other corporate purposes. The Board of Directors of Sierra Bancorp will generally have the authority to issue shares of common stock, without obtaining the approval of existing security holders. If additional shares of Sierra Bancorp's common stock were to be issued, the existing holders of Sierra Bancorp Common Stock would own a proportionately smaller portion of the total number of shares of the then issued and outstanding common stock.

     Dividend Rights

     The shareholders of Bank of the Sierra are entitled to dividends when, as and if declared by your Board of Directors out of funds legally available therefor. Since we are a state-chartered bank, our ability to pay dividends or make distributions to our shareholders is subject to restrictions set forth in the California Financial Code. The California Financial Code provides that neither a bank nor any majority-owned subsidiary of a bank may make a distribution to its shareholders in an amount which exceeds the lesser of (i) the bank's retained earnings or (ii) the bank's net income for its last three fiscal years, less the amount of any distributions made by the bank or by any majority-owned subsidiary of the bank during such period. Notwithstanding the foregoing, a bank may, with the prior approval of the California Commissioner of Financial Institutions, make a distribution to the shareholders of the bank in an amount not exceeding the greatest of: (i) its retained earnings; (ii) its net income for its last fiscal year; or (iii) the net income of the bank for its current fiscal year. If the Commissioner of Financial Institutions finds that the shareholders' equity of the bank is inadequate or that the making of a distribution by a bank would be unsafe or unsound, the Commissioner of Financial Institutions may order the bank to refrain from making a proposed distribution. The payment of any cash dividends by Bank of the Sierra also depends on its meeting applicable regulatory capital requirements.

     The holders of Sierra Bancorp Common Stock will be entitled to receive dividends when and as declared by its Board of Directors out of funds legally available therefor, subject to the restrictions set forth in the California Corporations Code. The Corporations Code provides that a corporation may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution. The Corporations Code further provides that, in the event that sufficient retained earnings are not available for the proposed distribution, a corporation may nevertheless make a distribution to its shareholders if it meets two conditions, which generally are as follows: (i) the corporation's assets equal at least 1 1/4 times its liabilities; and (ii) the corporation's current assets equal at least its current liabilities or, if the average of the corporation's earnings before taxes on income and before interest expense for two preceding fiscal years was less than the average of the corporation's interest expense for such fiscal years, then the corporation's current assets must equal at least 1 1/4 times its current liabilities.

     The payment of dividends by Sierra Bancorp will depend on Sierra Bancorp's net income, financial condition, regulatory requirements and other factors, including the results of Bank of the Sierra's operations. Following the reorganization, Sierra Bancorp anticipates paying dividends in the future consistent with Bank of the Sierra's recently revised dividend policy. (See "DIVIDENDS.") However, no assurance can be given that Bank of the Sierra's and Sierra Bancorp's future earnings in any given year will justify the payment of such a dividend. (See "RISK FACTORS B There is no Assurance Sierra Bancorp Will be Able to Pay Dividends.")

     Voting Rights

     All voting rights with respect to Bank of the Sierra currently are vested in the holders of Bank of the Sierra Common Stock. All voting rights with respect to Sierra Bancorp will be vested in the holders of Sierra Bancorp Common Stock.

     Holders of Bank of the Sierra Common Stock are entitled to and holders of Sierra Bancorp Common Stock will be entitled to one vote for each share of Common Stock standing in his or her name on the books of Bank of the Sierra or Sierra Bancorp, as applicable, on any matter submitted to the vote of the shareholders. Shareholders do not have cumulative voting rights in connection with the election of directors. Bank of the Sierra's Board of Directors is divided into two (2) classes of directors (one class currently consisting of five and the other of four directors), serving terms which will expire in 2002 and 2003 (see "PROPOSAL 1 B ELECTION OF DIRECTORS"). The Board of Directors of Sierra Bancorp will also be divided into two (2) such classes and the directors will also be elected for terms of two years.

     Preemptive Rights

     Holders of Bank of the Sierra Common Stock do not have and holders of Sierra Bancorp Common Stock will not have preemptive rights.

     Liquidation Rights

     The holders of Bank of the Sierra Common Stock are entitled, and the holders of Sierra Bancorp Common Stock will also be entitled, to receive their pro rata share of the assets of Bank of the Sierra or Sierra Bancorp distributable to shareholders upon liquidation, subject, however, to the preferential rights, if any, of the holders of outstanding senior securities.

     Charter Documents

     The Bylaws and Articles of Incorporation of Bank of the Sierra and Sierra Bancorp are similar in all material respects, except that the stated purpose of Bank of the Sierra in its Articles of Incorporation is to engage in the banking business and the stated purpose of Sierra Bancorp is to engage in any lawful activity other than the banking business, the trust company business or the practice of a profession. Procedures for amending such charter documents are discussed immediately below under "Shareholder Vote for Mergers and Other Matters."

     Shareholder Vote for Mergers and Other Matters

     The reorganization will change the procedures required for obtaining shareholder approval of certain matters. Currently, approval of Bank of the Sierra's shareholders is required, for example, for any amendment to Bank of the Sierra's Bylaws which would change the authorized range of directors, and for any amendments to Bank of the Sierra's Articles of Incorporation. Following the reorganization, approval of Sierra Bancorp's shareholders will be required for any amendments of this nature involving Sierra Bancorp's Articles or Bylaws, but the Articles or Bylaws of Bank of the Sierra could be amended by action of Sierra Bancorp's Board of Directors, authorizing Sierra Bancorp, as sole shareholder of Bank of the Sierra, to approve such amendments.

     With respect to mergers, reorganizations and acquisitions involving banks, the California Financial Code provides that any "reorganization," as that term is defined in the Corporations Code, is subject to the shareholder approval requirements of the Corporations Code. (The term includes merger reorganizations, exchange reorganizations and sale-of-assets reorganizations.) As the Corporations Code will also apply to Sierra Bancorp, the rights of Sierra Bancorp's shareholders will be essentially the same as the current rights of Bank of the Sierra's existing shareholders with respect to such reorganizations. In this connection, the Corporations Code generally requires a vote by the shareholders of (i) each "constituent corporation" to a merger; (ii) a corporation selling all or substantially all of its assets; (iii) the acquiring corporation in either a share-for-share exchange or a sale-of-assets reorganization, and (iv) a parent corporation (even though it is not a "constituent corporation") whose equity securities are being issued in connection with a corporate reorganization such as a triangular merger. The Corporations Code does not require shareholder approval in the case of any corporation in a merger as to which such corporation and/or its shareholders will have five-sixths or more of the voting power of the surviving or acquiring corporation after consummation of the merger (unless the shares acquired in such a merger have different rights, preferences, privileges or restrictions than those surrendered). With certain exceptions, the Corporations Code also requires a class vote when a shareholder vote is required in connection with these transactions.

     Dissenters' Rights

     The Corporations Code provides that holders of Sierra Bancorp Common Stock would be entitled, subject to the provisions of Chapter 13, to dissenters' rights in connection with any transaction which constitutes a reorganization (as defined in the Corporations Code). Under the Corporations Code, in connection with the merger of a corporation for which the approval of outstanding shares is required, dissenting shareholders of such corporation who follow prescribed statutory procedures are entitled to receive payment of the fair market value of their shares. No such rights are available, however, if the shares are listed on a national securities exchange certified by the California Commissioner of Corporations or appear on the Federal Reserve list of over-the-counter margin stocks unless (i) such shares are subject to certain restrictions on transfer or
(ii) the holders of at least 5% of such shares elect dissenters' rights. However, pursuant to the California Financial Code, shareholders of Bank of the Sierra Common Stock are not entitled to dissenters' rights in connection with any transactions between two banking institutions which constitutes a reorganization (as defined in the Corporations Code) where Bank of the Sierra is the corporation surviving such transaction, even if dissenters' rights were otherwise available pursuant to Chapter 13.

Board of Directors' Recommendation and Required Vote

     Approval of the plan of reorganization and agreement of merger requires the approval of owners of at least a majority of the outstanding shares of the common stock of Bank of the Sierra. Bank of the Sierra's directors and executive officers who beneficially owned in the aggregate approximately 4,226,573 voting shares or 45.9% of the outstanding shares of Bank of the Sierra common stock as of March 26, 2001, intend to vote in favor of the reorganization.

  Your Board of Directors unanimously recommends a vote "for" this proposal.


                            MARKET PRICES OF STOCK

Sierra Bancorp

     Sierra Bancorp was incorporated on November 16, 2000. No shares of Sierra Bancorp have been publicly traded since the date of its incorporation to the present time. Therefore, no meaningful market exists at this time for Sierra Bancorp stock. Bank of the Sierra shareholders will exchange their bank stock for Sierra Bancorp stock. Shares of Sierra Bancorp will be listed for quotation on the Nasdaq National Market with the same trading symbol (BSRR) as that currently used for Bank of the Sierra shares.

Bank of the Sierra

     Bank of the Sierra's Common Stock has been trading on the Nasdaq National Market under the symbol BSRR since June, 1999. Trading in Bank of the Sierra's Common Stock has not been extensive and such trades cannot be characterized as amounting to an active trading market. Management is aware of the following securities dealers who make a market in Bank of the Sierra's stock: Hoefer & Arnett, San Francisco, California; J. Alexander Securities, Inc., Los Angeles, California; and Sutro & Co., Los Angeles, California.

     The following table summarizes trades of Bank of the Sierra's Common Stock, setting forth the approximate high and low sales prices and volume of trading for the periods indicated, based upon information provided by the Nasdaq Stock Market. The information in the following table does not include trading activity between dealers.

                                                                  Approximate
        Calendar Quarter Ended                 High       Low    Trading Volume
        ----------------------                 ----       ---    --------------

March 31, 1999.........................         9.50      7.63       88,600

June 30, 1999..........................        10.50      8.25      152,800

September 30, 1999.....................        11.43      8.50       76,822

December 31, 1999......................        10.50      7.44      172,036

March 31, 2000.........................         9.50      7.50       36,767

June 30, 2000..........................         8.25      7.13       24,913

September 30, 2000.....................         8.00      5.68       39,319

December 31, 2000......................         7.50      5.75       76,454


     The last sale price of Bank of the Sierra's common stock, as reported on the Nasdaq National Market as of April 2, 2001, was $7.00 per share.


                                 DIVIDENDS

Sierra Bancorp

     Since the date of its incorporation, Sierra Bancorp has paid no dividends. After completion of the reorganization, the amount and timing of future dividends will be determined by its Board of Directors and will substantially depend upon the earnings and financial condition of its principal subsidiary, Bank of the Sierra. The ability of Sierra Bancorp to obtain funds for the payment of dividends and for other cash requirements is largely dependent on the amount of dividends which may be declared by its subsidiary, Bank of the Sierra.

     The power of Bank of the Sierra's Board of Directors to declare cash dividends is limited by statutory and regulatory restrictions which restrict the amount available for cash dividends depending upon the earnings, financial condition and cash needs of Bank of the Sierra, as well as general business conditions. Since we are a state-chartered bank, our ability to pay dividends or make distributions to its shareholders is subject to restrictions set forth in the California Financial Code. (See "BANK HOLDING COMPANY REORGANIZATION B Comparison of Rights of Shareholders of Sierra Bancorp and Bank of the Sierra B Dividend Rights.")

Bank of the Sierra

     Bank of the Sierra paid cash dividends of $2.12 million or $0.23 per share during 2000 and $2.02 million or $0.22 per share in 1999, representing approximately thirty-eight percent (38%) and thirty-nine percent (39%) of the prior year's earnings, respectively, pursuant to a policy of paying quarterly cash dividends totaling at least thirty-five percent (35%) of the prior year's net earnings to the extent consistent with general considerations of safety and soundness and provided that such payments do not adversely affect Bank of the Sierra=s financial condition. In view of the recent growth of Bank of the Sierra resulting in part from its acquisition of Sierra National Bank in May, 2000, the Board of Directors has decided to revise the dividend policy for 2001 and the foreseeable future to pay cash dividends totaling approximately between twenty percent (20%) and twenty-five percent (25%) of the prior year's net earnings, subject to the same limitations as the previous dividend policy. While Bank of the Sierra anticipates paying cash dividends in the future pursuant to this new policy, no assurance can be given that Bank of the Sierra's future earnings in any given year will justify the payment of such a dividend. The Bank has also implemented a plan to return the Bank from its "adequately capitalized" position to a "well capitalized" position by the end of 2001 if possible, and if necessary the Bank may consider a further modification of its dividend policy to achieve this goal.

     Sierra Bancorp anticipates paying dividends in the future consistent with Bank of the Sierra's dividend policy as described above. However, no assurance can be given that Bank of the Sierra's and Sierra Bancorp's future earnings in any given year will justify the payment of such a dividend. For a discussion of certain legal restrictions on Sierra Bancorp's ability to pay cash dividends, see "BANK HOLDING COMPANY REORGANIZATION B Comparison of Rights of Shareholders of Sierra Bancorp and Bank of the Sierra B Dividend Rights" above.


                            SELECTED FINANCIAL DATA

     Bank of the Sierra's audited Consolidated Balance Sheets as of December 31, 2000 and 1999, and the related audited Consolidated Statements of Income and Comprehensive Income, Shareholder's Equity and Cash Flows for each of the three years in the period ended December 31, 2000 are included in Bank of the Sierra's Annual Report to Shareholders, which is being sent to each shareholder concurrently with this proxy statement/prospectus. Financial statements of Bank of the Sierra are not included as part of or incorporated by reference into this proxy statement/prospectus as they are not deemed material to the exercise of prudent judgment by shareholders on the matters to be acted upon at the annual meeting. If any shareholder so desires, he may obtain an additional copy of the consolidated financial statements without charge upon written request to: Jack
B. Buchold, Bank of the Sierra, 86 North Main Street, Porterville, California 93257.

     Provided on the next page is a five-year summary of selected consolidated financial data of Bank of the Sierra. Statistical information is generally based on average daily amounts. The selected financial data has been derived from the Bank's audited consolidated financial statements and certain unaudited daily average balance information was derived from our accounting system.

                                                                          As of and For the Years Ended December 31,
                                                               ---------------------------------------------------------------

                                                                  2000        1999         1998           1997        1996
                                                                  ----        ----         ----           ----        ----
                                                                                      (Dollars in
                                                                                   Thousands, except
                                                                                    per share data)
Income Statement Summary:
 Interest income..........................................     $   46,993   $   34,511   $   33,652  $    30,011  $    26,850
 Interest expense.........................................         18,677       11,721       12,378        9,846        8,690
 Net interest income before
  provision for possible loan losses......................         28,316       22,790       21,274       20,165       18,160
 Provision for loan losses................................          2,760        2,118        2,800        2,013        1,493
 Noninterest income.......................................          6,436        5,346        6,076        4,389        3,544
 Noninterest expense......................................         23,769       17,631       16,383       15,463       14,261
 Income before provision for income taxes.................          8,223        8,387        8,167        7,078        5,950
 Provision for income taxes...............................          2,742        2,775        2,943        2,536        2,035
 Net income...............................................          5,481        5,612        5,224        4,542        3,915

Balance Sheet Summary:
 Total loans, net.........................................     $  416,392   $  314,474   $  270,920  $   258,142  $   217,238
 Allowance for loan losses................................         (5,362)      (3,319)      (4,394)      (3,034)      (2,904)
 Securities held to maturity..............................              0       64,886       53,096       37,033       37,590
 Securities available for sale............................        112,516       27,986       30,656       23,082       13,544
 Cash and due from banks..................................         43,433       31,413       24,545       26,774       32,791
 Federal funds sold.......................................            246            -        9,800        5,300            -
 Other real estate owned..................................          1,530        2,553        1,273        2,285        2,226
 Premises and equipment, net..............................         14,477       11,597        9,491        7,540        6,851
 Total interest-earning assets............................        535,689      410,382      369,216      327,264      271,695
 Total assets/1/..........................................        606,726      458,384      404,064      365,333      314,232
 Total interest-bearing liabilities.......................        431,468      327,835      283,464      260,373      210,554
 Total deposits...........................................        527,776      385,818      355,881      321,113      283,021
 Total liabilities........................................        565,944      421,685      369,046      334,882      287,595
 Total shareholders' equity...............................         40,782       36,699       35,018       30,451       26,637

Per Share Data:/2/
 Net income...............................................     $     0.60   $     0.61   $     0.57  $      0.49  $      0.42
 Book value...............................................           4.43         3.98         3.80         3.31         2.89
 Cash dividends...........................................           0.23         0.22         0.15         0.05         0.04
Weighted average common shares
  outstanding, basic......................................      9,212,280    9,212,280    9,212,280    9,212,280    9,212,280
Weighted average common shares
  outstanding, diluted....................................      9,212,280    9,252,193    9,212,280    9,212,280    9,212,280

Selected Financial Ratios:
 Return on average assets/3/..............................           0.96%        1.33%        1.33%        1.37%        1.32%
 Return on average equity/4/..............................          14.30%       16.24%       15.81%       15.74%       16.45%
 Dividend payout ratio/5/.................................          38.33%       36.07%       26.32%       10.20%        9.52%
 Net interest spread/6/...................................           4.60%        5.10%        4.97%        5.68%        5.93%
 Net interest margin/7/...................................           5.48%        5.97%        5.92%        6.68%        6.80%
 Equity to assets ratio/8/................................           6.69%        8.22%        8.42%        8.71%        8.48%
 Tier 1 Capital to adjusted total assets..................           5.64%        8.13%        8.16%        8.10%        8.10%
 Tier 1 Capital to total risk-weighted assets.............           7.76%       10.30%       11.54%       10.50%       11.00%
 Total capital to total risk-weighted assets..............           9.00%       11.32%       12.79%       11.61%       12.30%
 Nonperforming loans to total loans.......................           0.68%        0.29%        1.43%        0.55%        1.21%
 Nonperforming assets to total loans
  and other real estate owned.............................           1.05%        1.08%        1.88%        1.41%        2.20%
 Net charge-offs (recoveries)
  to average loans........................................           0.43%        1.11%        0.55%        0.78%        0.63%
 Allowance for possible loan losses
  to net loans at period end..............................           1.29%        1.06%        1.62%        1.18%        1.34%
 Net loans to total deposits at period end................          78.90%       81.51%       76.13%       80.39%       76.76%

________________________________

/1/ On May 19, 2000, Bank of the Sierra acquired the net assets of Sierra National Bank. The transaction was accounted for using the purchase method of accounting. Bank of the Sierra paid $9,563,000 in cash (including acquisition-related costs of $463,000) for net assets of $3,694,000. The resulting purchase price in excess of net assets acquired (intangibles) is $5,869,000. The allocation of the purchase price is preliminary as not all estimations have been finalized

/2/ All per share data and the average number of shares outstanding have been retroactively restated on a split adjusted basis.

/3/ Net income divided by average total assets.

/4/ Net income divided by average shareholders' equity.

/5/ Dividends declared per share divided by net income per share.

/6/ Represents the average rate earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

/7/ Represents net interest income as a percentage of average interest-earning assets.

/8/ Average equity divided by average total assets.

                    HISTORY AND BUSINESS OF SIERRA BANCORP

Organization

     Sierra Bancorp was incorporated under the laws of California on November 16, 2000 at the direction of Bank of the Sierra for the purpose of becoming a bank holding company by acquiring all of the outstanding capital stock of Bank of the Sierra. In order to effect the reorganization, 100 shares of Sierra Bancorp Common Stock have been issued to James C. Holly for an aggregate consideration of $100. Upon consummation of the reorganization, these 100 shares will be redeemed by Sierra Bancorp for $100.

     Sierra Bancorp has purchased for $100, and owns 100% of the capital stock of Sierra Merger Corporation, a Delaware corporation, organized for the sole purpose of facilitating the reorganization.

Business

     Sierra Bancorp has not yet engaged in any business activity. Sierra Bancorp has filed with the Federal Reserve Board its notice of intention to become a bank holding company through the acquisition of 100% of the voting shares of Bank of the Sierra pursuant to the Bank Holding Company Act. Sierra Bancorp has also filed an application with the Department of Financial Institutions for approval to acquire control of Bank of the Sierra pursuant to the provisions of the California Financial Code, and Bank of the Sierra and Sierra Merger Corporation have filed an application with the FDIC, providing for the merger of Sierra Merger Corporation with and into Bank of the Sierra. Upon consummation of the reorganization, Sierra Bancorp will own all of the Common Stock of Bank of the Sierra, Bank of the Sierra will be Sierra Bancorp's wholly-owned bank subsidiary and Sierra Bancorp will be registered as a bank holding company. As of the date of this document, the Federal Reserve Board, the Department of Financial Institutions and the FDIC have all issued the approvals or notices of non-disapproval needed to consummate the reorganization subject to certain conditions. While we do not know of any reason that we would not be able to comply with such conditions, we cannot be certain that we will be able to meet them.

     Upon consummation of the reorganization, Sierra Bancorp will have no significant assets other than the shares of Bank of the Sierra's Common Stock acquired in the reorganization, and will have no significant liabilities. Initially, Sierra Bancorp will neither own nor lease any property, but will instead use the premises, equipment and furniture of Bank of the Sierra.

     At the present time, Sierra Bancorp has no specific plans to engage in any activities other than acting as a bank holding company for Bank of the Sierra. However, subject to the constraints under the Bank Holding Company Act, Sierra Bancorp may acquire other financial institutions in the future. In addition, in the future Sierra Bancorp may seek to raise additional equity capital through the sale of its securities or the securities of its subsidiaries, although it has no current plans to do so.

Management

     The current executive officers of Sierra Bancorp are James C. Holly, President and Chief Executive Officer; Kenneth E. Goodwin, Executive Vice President and Chief Operating Officer; Jack B. Buchold, Senior Vice President and Chief Financial Officer; and Charlie C. Glenn, Senior Vice President and Chief Credit Officer. Such individuals also serve and will continue to serve in those same capacities for Bank of the Sierra following the reorganization, and Bank of the Sierra initially will be solely responsible for their direct compensation.

     It is anticipated that in the future, if Sierra Bancorp becomes involved in additional businesses, Sierra Bancorp may add additional officers and employees and that Bank of the Sierra and other subsidiaries of Sierra Bancorp, if any, will pay cash dividends and management fees to support the expenses of Sierra Bancorp. There are presently no specific plans, arrangements or commitments with respect to such matters.

     All of Sierra Bancorp's directors are also directors of Bank of the Sierra. They were appointed to Sierra Bancorp's Board of Directors by the sole incorporator on December 14, 2000. For further information regarding these directors, see "PROPOSAL 1-ELECTION OF DIRECTORS-Information Concerning Directors, Nominees and Executive Officers" above. It is anticipated that directors of Sierra Bancorp initially will not receive fees for their attendance at Board meetings and for attendance at committee meetings when such committees are established. However, these persons will continue to receive directors' fees for serving on the Board of Directors and committees of Bank of the Sierra.

Indemnification

     Section 317 of the California Corporations Code governs indemnification of the directors and officers of both Sierra Bancorp and Bank of the Sierra. Under this section, officers and directors may be indemnified against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with proceedings other than derivative suits, in which such persons were parties or threatened to be made parties. In order for the corporation to make indemnification, there must be a determination by (a) a majority vote of a quorum of the Board of Directors, consisting of directors who are not parties to such proceeding, (b) approval of the shareholders pursuant to
Section 153 of the California Corporations Code, with the shares owned by the person to be indemnified not being entitled to vote thereon, or an order of the court in which such proceeding is or was pending that the officer or director acted in good faith in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal proceeding, such person had no reasonable cause to believe the conduct of such person was unlawful. This section further provides that indemnification may be paid in connection with derivative suits, in the same manner as described above, except that (a) with respect to derivative suits, the authority authorizing the indemnification must find that such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under the circumstances, and (b) court approval is required for indemnification of expenses or amounts incurred in respect of any claim or matter in which a director or officer has been adjudged to be liable to the corporation in the performance of such person's duty to the corporation; in settling or otherwise disposing of a threatened or pending action, with or without action which is settled or otherwise disposed of without court approval.

     Sierra Bancorp's Articles of Incorporation and Bylaws provide, among other things, for the indemnification of Sierra Bancorp's directors, officers and agents, and authorize the Board to pay expenses incurred by, or to satisfy a judgment or fine rendered or levied against, such agents in connection with any personal legal liability incurred by that individual while acting for the corporation within the scope of his or her employment. Such provisions of Sierra Bancorp's Articles of Incorporation and Bylaws are subject to certain limitations imposed under state and federal law. It is the policy of the Board of Directors that Sierra Bancorp's executive officers and directors shall be indemnified to the maximum extent permitted under applicable law and Sierra Bancorp's Articles of Incorporation and Bylaws. These provisions are essentially identical to the comparable provisions in Bank of the Sierra's Articles of Incorporation and Bylaws, and Bank of the Sierra's policy regarding indemnification of executive officers and directors is also the same as that of Sierra Bancorp. Bank of the Sierra has obtained liability insurance covering all of Bank of the Sierra's officers and directors and Sierra Bancorp expects to have similar insurance in force before the reorganization is effective.

     The corporation's Articles of Incorporation also currently provide for the limitation or elimination of personal liability of the corporation's directors to the corporation or its shareholders for monetary damages, to the extent permitted by California law. However, under federal law, the FDIC may seek monetary damages from bank or holding company directors in cases involving gross negligence or any greater disregard of the duty of care, notwithstanding any provisions of state law which may permit limitations on director liability in such circumstances.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Sierra Bancorp under the provisions in Sierra Bancorp's Articles of Incorporation and Bylaws, Sierra Bancorp has been informed that, in the opinion of the SEC, this kind of indemnification is against public policy as expressed in the securities Act of 1933, and is therefore unenforceable.

                  HISTORY AND BUSINESS OF BANK OF THE SIERRA

General

     Bank of the Sierra was incorporated under the laws of the State of California on September 14, 1977, and commenced operations as a California state-chartered bank on January 19, 1978. We operate nine full-service branch offices in seven Tulare County communities, five full-service branch offices in Kern County; and one full-service branch office each in Kings County and Fresno County; and offer a full range of banking services to individuals and various sized businesses in the communities which we serve. The locations of those offices are:

Porterville:        Main Office                             Bakersfield:        Bakersfield California Office
                    90 North Main Street                                        5060 California Avenue

                    Administrative Headquarters                                 Bakersfield Ming Office
                    86 North Main Street                                        1621 Mill Rock Way

                    West Olive Branch
                    1498 West Olive Avenue

Lindsay:            Lindsay Office                          Tulare:             Tulare Office
                    142 South Mirage Avenue                                     246 East Tulare Avenue

Exeter:             Exeter Office                           Hanford:            Hanford Office
                    1103 West Visalia Road                                      427 West Lacey Boulevard

Visalia:            Visalia Mooney Office                   Tehachapi:          Tehachapi Downtown Office
                    2515 South Mooney Boulevard                                 224 West "F" Street

                    Visalia Downtown Office                                     Tehachapi Old Town Office
                    128 East Main Street                                        21000 Mission Street

Three Rivers:       Three Rivers Office                     Fresno:             Fresno Office
                    40884 Sierra Drive                                          636 East Shaw Avenue

Dinuba:             Dinuba Office                           California City:    California City Office
                    401 East Tulare Street                                      8031 California City


     In addition, our Bank Card Center is located at 80 North Main Street, Porterville, California. We also have specialized credit centers for agricultural lending and construction and real estate lending within a number of these branch offices. These facilities are located in the cities of Porterville and Visalia in Tulare County, the city of Fresno in Fresno County, the city of Bakersfield in Kern County, and the city of Hanford in Kings County.

     Prior to 1997, Bank of the Sierra had grown exclusively by establishing de novo full-service branch offices and credit centers in each of its current locations. In February 1997, we made our first branch purchase of the Dinuba Office of Wells Fargo Bank. Between February 1997 and September, 1999 we opened three additional de novo offices, in Tulare, Hanford, and Fresno. In May 2000, we added four new branches by the acquisition of Sierra National Bank. These branches stretch from California City, in the high desert, westerly to Bakersfield along the Highway 58 corridor, a distance of approximately 81 miles.

     With a predominant focus on personal service, Bank of the Sierra has positioned itself as a multi-community independent bank serving the financial needs of individuals and businesses, including agricultural and real estate customers in Tulare and other surrounding counties. We are currently the largest independent bank headquartered in Tulare County. Although we are primarily a retail oriented independent community bank, we have three other dimensions which surround this core of community banking: agricultural lending, credit card loans and real estate financing (both construction and long term).

     The Agricultural Credit Centers, located in Fresno, Porterville, and Bakersfield, provide a complete line of credit services supporting the agricultural activities which are key to the continued economic development of the communities we serve. "Ag lending" clients include a full range of individual farming customers, small business farming organizations and major corporate farming units.

     The Bank Card Center, headquartered in Porterville, provides a range of credit, debit and ATM card services, which are made available to each of the customers served by the branch banking offices. That center also provides credit card services to a limited number of affinity program participants.

     The Real Estate Center, with offices in Fresno, Hanford, Visalia, Porterville, and Bakersfield, is responsible for a complete line of land acquisition and development loans, construction loans for residential and commercial development, and the origination of 1-4 family first mortgage loans and multifamily credit facilities. In addition, secondary market services are provided though this group and its affiliations with Freddie Mac, Fannie Mae and various non-governmental programs.

     We also have an orientation towards Small Business Administration lending and achieved the designation of Preferred Lender during 1999. At the current time, one branch manager is responsible for the program, which generated approximately $11.1 million in loans during the past year. It is anticipated that loans under this program will become an increasing segment of our loan portfolio over the next few years.

     Our principal lending services include commercial, real estate, home equity, agricultural and consumer loans. Related services include credit cards, installment note collection, cashier's checks, traveler's checks, bank-by-mail, ATM, night depository, safe deposit boxes, direct deposit, automated payroll services and other customary banking services. As of December 31, 2000, the principal areas in which we directed our lending activities, and the percentage of our total loan portfolio for which each of these areas was responsible, were as follows: (i) agricultural loans (3.87%); (ii) commercial and industrial (including SBA) loans (16.70%); (iii) real estate loans (68.31%); (iv) consumer loans (8.40%); and (v) credit cards (2.72%).

     In addition to the lending activities noted above, we offer a wide range of deposit products for the retail banking market including checking, interest bearing transaction, savings, time certificates of deposit and retirement accounts, as well as telephone banking and internet banking with bill pay options. As of December 31, 2000, we had 47,262 deposit accounts with balances totaling approximately $527.8 million, compared to 32,726 deposit accounts with balances totaling approximately $385.8 million at December 31, 1999.

     Bank of the Sierra attracts deposits through its customer oriented product mix, competitive pricing, convenient locations, extended hours and drive-up banking, all provided with the highest level of customer service. We also offer other products and services to our customers, which complement the lending and deposit services previously reviewed. These include shared ATM and Point of Sale (POS) networks through which customers can gain access to the national and international funds transfer networks. During 1997, in our continuing efforts to meet the needs of our various communities, we added a Spanish language option to our network of ATMs throughout our service area. During the past two years, we have substantially enhanced our ATM locations to include off-site areas not previously served by cash or deposit facilities, and we now have a total of seven such remote centers. These units are located in a hospital, county offices, a college campus, a motel and a Fair office. These locations facilitate cash advances and deposits which would not otherwise be available to consumers at non-branch locations, thereby increasing consumer convenience. In addition, we have a mobile ATM unit which is transportable and is used at fairs, exhibitions, and various other community functions within our market area. In addition to such specifically oriented customer applications, we provide safe deposit, wire transfer capabilities and a convenient customer service group to answer questions and assure a high level of customer satisfaction with the level of services and products we provide.

     Most of the Bank's deposits are attracted from individuals, business-related sources and smaller municipal entities. This results in a relatively modest average deposit balance of approximately $11,000 at December 31, 2000, but makes the Bank less subject to adverse effects from the loss of a substantial depositor who may be seeking higher yields in other markets or who may have need of money otherwise on deposit with the Bank, especially during periods of inflation or conservative monetary policies.

     For non-deposit services, we also formed a strategic alliance with Investment Centers of America, Inc. of Bismarck, North Dakota. Through this arrangement, registered and licensed representatives of this company provide our customers in our Porterville, Visalia and Tulare offices with convenient access to annuities, insurance products, mutual funds, and a full range of investment products, with available services by appointment in our other branches.

     We do not believe there is a significant demand for additional trust services in our service areas, and we do not operate or have any present intention to seek authority to operate a Trust Department. We believe that the cost of establishing and operating such a department would not be justified by the potential income to be gained therefrom. However, we occasionally make arrangements with correspondent institutions to offer trust services to our customers upon request.

     We currently have one wholly-owned subsidiary, Sierra Phoenix, Inc., whose sole function is to hold certain investments which we are not permitted to hold directly. This subsidiary currently holds two investments, one of which is stock in Phoenix International, Ltd., Inc., a computer software company which specializes in the production and marketing of client user software for financial institutions. The other investment held is an equity position in California Banker's Insurance Agency, an entity which was formed to facilitate insurance product sales after enabling legislation under the Gramm-Leach-Bliley Financial Services Modernization Act was passed. Bank of the Sierra is currently a passive investor, through Sierra Phoenix, Inc., in both Phoenix International, Inc. and California Banker's Insurance Agency.

Competition

     The banking business in California generally, and specifically in our market areas, is highly competitive with respect to virtually all products and services and has become increasingly so in recent years. The industry continues to consolidate and strong, unregulated competitors have entered banking markets with focused products targeted at highly profitable customer segments. Many largely unregulated competitors are able to compete across geographic boundaries and provide customers increasing access to meaningful alternatives to banking services in nearly all significant products. These competitive trends are likely to continue.

     With respect to commercial bank competitors, the business is largely dominated by a relatively small number of major banks with many offices operating over a wide geographical area, which banks have, among other advantages, the ability to finance wide-ranging and effective advertising campaigns and to allocate their investment resources to regions of highest yield and demand. Many of the major banks operating in the area offer certain services which we do not offer directly (but some of which we offer through correspondent institutions). By virtue of their greater total capitalization, such banks also have substantially higher lending limits than we do.

     In addition to other banks, competitors include savings institutions, credit unions, and numerous non-banking institutions, such as: finance companies, leasing companies, insurance companies, brokerage firms, and investment banking firms. In recent years, increased competition has also developed from specialized finance and non-finance companies that offer wholesale finance, credit card, and other consumer finance services, including on-line banking services and personal finance software. Strong competition for deposit and loan products affects the rates of those products as well as the terms on which they are offered to customers. Mergers between financial institutions have placed additional pressure on banks within the industry to streamline their operations, reduce expenses, and increase revenues to remain competitive. Competition has also intensified due to recently enacted federal and state interstate banking laws, which permit banking organizations to expand geographically, and the California market has been particularly attractive to out-of-state institutions. The recently enacted Financial Modernization Act, which, effective March 11, 2000, has made it possible for full affiliations to occur between banks and securities firms, insurance companies, and other financial companies, is also expected to intensify competitive conditions (see "SUPERVISION AND REGULATION-Government Policies and Legislation").

     Technological innovation has also resulted in increased competition in financial services markets. Such innovation has, for example, made it possible for non-depository institutions to offer customers automated transfer payment services that previously have been considered traditional banking products. In addition, many customers now expect a choice of several delivery systems and channels, including telephone, mail, home computer, ATMs, self-service branches, and/or in-store branches. In addition to other banks, the sources of competition for such products include savings associations, credit unions, brokerage firms, money market and other mutual funds, asset management groups, finance and insurance companies, internet only financial intermediaries, and mortgage banking firms.

     In order to compete effectively, we rely upon local promotional activity, personal contacts by our officers, directors, employees, and shareholders, automated 24-hour banking, and the individualized service which we can provide through our flexible policies. We provide our own style of community-oriented, personalized service oriented towards the citizens of the San Joaquin Valley, whom we believe appreciate a more consumer-oriented environment in which to conduct their financial transactions. More recently we have embraced the electronic age and installed telephone banking and internet banking with bill payment capabilities, to meet the needs of customers with electronic access requirements. In addition, for customers whose loan demands exceed our legal lending limit, we attempt to arrange for such loans on a participation basis with correspondent banks. We also assist our customers requiring other services we do not offer in obtaining such services from our correspondent banks.

     Our credit card business is subject to an even higher level of competitive pressure than our general banking business. There are a number of major banks and credit card issuers that are able to finance often highly successful advertising campaigns with which smaller community banks generally do not have the resources to compete. As a result, our credit card outstandings are much more likely to increase at a slower rate than that which might be seen in nationwide issuers' year-end statistics. In addition, many non-financial institutions, such as providers of various retail products, offer many types of credit cards providing competition for us.

Employees

     As of December 31, 2000, Bank of the Sierra had 282 full-time and 41 part-time employees. On a full time equivalent basis, our staff level was 323 at December 31, 2000.

     None of our employees is concurrently represented by a union or covered by a collective bargaining agreement. Management of Bank of the Sierra believes that its employee relations are satisfactory.

Properties

     Bank of the Sierra operates nine full-service branch offices in seven Tulare County communities, five full-service branch offices in Kern County and one full-service branch office each in Kings County and Fresno County (see " -- General" above); and offers a full range of banking services to individuals and various sized businesses in the communities which it serves. Bank of the Sierra owns the land and building unencumbered for a total of 13 of its branch offices located in Porterville, Lindsay, Exeter, Three Rivers, Dinuba, Tulare, Hanford, Fresno, Tehachapi, California City and Bakersfield. Our other facilities, including our Administrative Headquarters, two branch offices in Visalia and one branch in Bakersfield, are leased.

Legal Proceedings

     From time to time, we are a party to claims and legal proceedings arising in the ordinary course of our business. After taking into consideration information furnished by our counsel as to the current status of these claims or proceedings to which we are a party, management is of the opinion that the ultimate aggregate liability represented thereby, if any, will not have a material adverse affect on our financial condition.

                          SUPERVISION AND REGULATION


   Both federal and state law extensively regulate bank holding companies. This regulation is intended primarily for the protection of depositors and the deposit insurance fund and not for the benefit of shareholders of Sierra Bancorp. The following is a summary of particular statutes and regulations affecting Sierra Bancorp and Bank of the Sierra. This summary is qualified in its entirety by the statutes and regulations.

Regulation of Sierra Bancorp

     Sierra Bancorp will be a registered bank holding company under the Bank Holding Company Act of 1956 as amended, and will be regulated by the Federal Reserve Board. Sierra Bancorp will be required to file periodic reports with the Federal Reserve Board and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act. The Federal Reserve Board may conduct examinations of Sierra Bancorp and its subsidiaries, which will include Bank of the Sierra.

     The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before acquiring substantially all the assets of any bank or bank holding company or ownership or control of any voting shares of any bank or bank holding company, if, after the acquisition, it would own or control, directly or indirectly, more than 5% of the voting shares of the bank or bank holding company.

     Sierra Bancorp will be prohibited by the Bank Holding Company Act, except in statutorily prescribed instances, from acquiring direct or indirect ownership or control of more than 5% of the outstanding voting shares of any company that is not a bank or bank holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to its subsidiaries. However, Sierra Bancorp, subject to the prior approval of the Federal Reserve Board, may engage in any, or acquire shares of companies engaged in, activities that are deemed by the Federal Reserve Board to be "so closely related to banking" or managing or controlling banks as to be a "proper incident thereto."

     In approving acquisitions by bank holding companies of companies engaged in banking-related activities, the Federal Reserve Board considers whether the performance of any activity by a subsidiary of the holding company reasonably can be expected to produce benefits to the public, including greater convenience, increased competition, or gains in efficiency, which outweigh possible adverse effects, including over-concentration of resources, decrease of competition, conflicts of interest, or unsound banking practices.

     Although management of Sierra Bancorp has no present intention to do so, at some point in the future Sierra Bancorp may file an election with the Federal Reserve Board to become a "financial holding company." Unlike a bank holding company, a financial holding company may engage in a broad range of activities that are deemed by the Federal Reserve Board as "financial in nature or incidental" to financial activities. Moreover, even in the case where an activity cannot meet that test, the Federal Reserve Board may approve the activity if the proposed activity is "complementary" to financial activities and does not pose a risk to the safety and soundness of depository institutions.
One example of such activities which would be allowed for a financial holding company but not for a bank or a simple bank holding company is real estate development activities.

     The Federal Reserve Board has adopted capital adequacy guidelines for bank holding companies on a consolidated basis substantially similar to those of the FDIC currently applicable to Bank of the Sierra. Regulations and policies of the Federal Reserve Board also require a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. It is the Federal Reserve Board's policy that a bank holding company should stand ready to use available resources to provide adequate capital funds to a subsidiary bank during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting a subsidiary bank. Under certain conditions, the Federal Reserve Board may conclude that certain actions of a bank holding company, such as a payment of a cash dividend, would constitute an unsafe and unsound banking practice.

     Sierra Bancorp will be required to give the Federal Reserve Board prior written notice of any repurchase of its outstanding equity securities which (for a period of 12 months) is equal to 10% or more of Sierra Bancorp's consolidated net worth, unless certain conditions are met. (See discussion under "Reasons for the Reorganization" above.)

     Bank holding company transactions with subsidiaries and other affiliates are restricted, including qualitative and quantitative restrictions on extensions of credit and similar transactions.

     The securities of Sierra Bancorp will also be subject to the requirements of the Securities Act of 1933 and matters related thereto will be regulated by the SEC. Additionally, Sierra Bancorp's securities will be registered with the SEC under the Securities Exchange Act of 1934, just as Bank of the Sierra's securities are now registered with the FDIC under that act. As such, Sierra Bancorp will be subject to the same information, proxy solicitation, insider trading, and other requirements and restrictions under federal securities law as Bank of the Sierra has been prior to the reorganization.

Regulation of Bank of the Sierra

     As a California state-chartered bank whose accounts are insured by the FDIC up to a maximum of $100,000 per depositor, we are subject to regulation, supervision and regular examination by the Department of Financial Institutions and the FDIC. In addition, while we are not a member of the Federal Reserve System, we are subject to certain regulations of the Federal Reserve Board. The regulations of these agencies govern most aspects of our business, including the making of periodic reports, and activities relating to dividends, investments, loans, borrowings, capital requirements, certain check-clearing activities, branching, mergers and acquisitions, reserves against deposits and numerous other areas. All of such supervision and regulation of Bank of the Sierra will continue following the reorganization and, in addition, Sierra Bancorp will be subject to extensive supervision and regulation by the Federal Reserve Board and the SEC (see "Regulation of Sierra Bancorp" above).

Government Policies and Legislation

     The policies of regulatory authorities, including the Federal Reserve Board, the FDIC and the Depository Institutions Deregulation Committee, have had a significant effect on the operating results of commercial banks in the past and are expected to do so in the future. An important function of the Federal Reserve System is to regulate aggregate national credit and money supply through the means of open market dealings in securities, establishment of the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. Policies of these agencies may be influenced by many factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and fiscal policies of the United States government.

     Effective March, 2000, the Gramm-Leach Bliley Act eliminated many of the barriers that previously separated the insurance, securities, and banking industries since the Great Depression. As a result, these three industries may more freely compete with each other. The extent to which the changes made by the Gramm-Leach Bliley Act to the structure and operation of the financial marketplace are unknown and it is unclear how Sierra Bancorp or Bank of the Sierra will be affected. Sierra Bancorp may become a "financial holding company" in the future to be able to take advantage if appropriate of the increased flexibility provided by the Gramm-Leach Bliley Act, but it has no current intention to do so.

     Additionally, other legislation which could affect Sierra Bancorp or Bank of the Sierra and the financial services industry in general may be proposed in the future. Such proposals, if enacted, may further alter the structure, regulation, and the competitive relationship among financial institutions and financial intermediaries, and may subject Sierra Bancorp or Bank of the Sierra to increased regulation, disclosure and reporting requirements. Moreover, the various banking regulatory agencies may propose rules and regulations to implement and enforce current and future legislation. It cannot be predicted whether, or in what form, any such legislation or regulations will be enacted or the extent to which Sierra Bancorp or Bank of the Sierra would be affected.

               RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS

     The Board of Directors has selected McGladrey & Pullen, LLP as Bank of the Sierra's independent accountants for the fiscal year ending December 31, 2001. McGladrey & Pullen, LLP audited Bank of the Sierra's consolidated financial statements for the fiscal year ended December 31, 2000, and have been Bank of the Sierra's accountants since 1992. All professional services rendered by McGladrey & Pullen, LLP concerning the fiscal year ended December 31, 2000 were furnished at customary rates and terms. It is anticipated that a representative or representatives of that firm will be present at the annual meeting and will be available to respond to appropriate questions.

Fees

     Audit Fees. Aggregate fees billed by McGladrey & Pullen, LLP for professional services rendered in connection with the audit of Bank of the Sierra's annual consolidated financial statements for the fiscal year ended December 31, 2000 and for the required review of the Bank's consolidated financial statements included in its Form 10-Q's and Form 10-K for that same year totaled approximately $105,000.

     Financial Information System Design and Implementation Fees. No fees were paid to McGladrey & Pullen, LLP for financial information system design and implementation services rendered for the 2000 fiscal year.

     All Other Fees. Approximately $110,000 was paid to RSM McGladrey, Inc. for all other services rendered for the 2000 fiscal year. These services consisted of $50,000 for professional services related to the acquisition of Sierra National Bank, $14,000 for an information systems' audit, and $46,000 for tax related services.


                           PROPOSALS OF SHAREHOLDERS

     Under certain circumstances, shareholders are entitled to present proposals at shareholder meetings. Any such proposal concerning the Bank's 2002 annual meeting of shareholders must be submitted by a shareholder prior to December 29, 2001 in order to qualify for inclusion in the proxy statement relating to such meeting. The submission by a shareholder of a proposal does not guarantee that it will be included in the proxy statement. Shareholder proposals are subject to certain regulations and requirements under the federal securities laws.

     The persons named as proxies for the 2002 annual meeting of shareholders will have discretionary authority to vote on any shareholder proposal which is not included in the Bank's proxy materials for the meeting, unless the Bank receives notice of the proposal by March 14, 2002. If proper notice is received by that date, the proxy holders will not have discretionary voting authority except as provided in federal regulations governing shareholder proposals.


                                 OTHER MATTERS

     We are not aware of any matters to be presented at the annual meeting other than those matters described in this proxy statement/prospectus. However, if other matters properly come before the annual meeting, it is the intention of the proxy holders designated in the attached proxy to vote said proxy in accordance with the recommendations of your Board of Directors and authority to do so is included in the attached proxy.


                                 LEGAL MATTERS

     Legal matters related to the validity of Sierra Bancorp Common Stock being registered with the SEC will be passed upon for Sierra Bancorp and Bank of the Sierra by Fried, Bird & Crumpacker, P.C., Los Angeles, California.

                      WHERE YOU CAN FIND MORE INFORMATION

     Sierra Bancorp, 86 North Main Street, Porterville, California 93257, has filed a Registration Statement with the Securities and Exchange Commission for the securities it proposes to issue as part of its plan of reorganization, described in this proxy statement/prospectus. This proxy statement/prospectus is part of the Registration Statement, but does not contain all the information from the Registration Statement and its exhibits. Portions of the Registration Statement and its exhibits have been omitted from this proxy statement/prospectus in accordance with the rules and regulations of the Securities and Exchange Commission. The Registration Statement may be inspected, without charge, at the principal office of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C., and you may order copies of all or part of it from the Securities and Exchange Commission upon payment of its fees. In addition, you can view the Registration Statement and all the exhibits on the Securities and Exchange Commission's website at: http://www.sec.gov.

     Upon the effectiveness of its Registration Statement filed with the Securities and Exchange Commission for the securities which Sierra Bancorp proposes to issue as part of its plan of reorganization described in this proxy statement/prospectus, Sierra Bancorp will become subject to the informational requirements of the Securities Exchange Act of 1934 which will require it to file annual and quarterly financial reports with the Securities and Exchange Commission. Such reports and other information concerning Sierra Bancorp may be inspected at the office of the Securities and Exchange Commission at the address referred to above and copies of these reports may be obtained upon payment of the Commission's fees. In addition, these reports may also be viewed on the Securities and Exchange Commission's website referred to above.

     Bank of the Sierra's common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 which requires it to file annual and quarterly financial reports with the Federal Deposit Insurance Corporation. Bank of the Sierra's Form 10-K Annual Report which includes financial statements and schedules, by reference, is filed with the Federal Deposit Insurance Corporation in Washington, D.C. A copy of this report is available to shareholders upon request to Jack B. Buchold, Bank of the Sierra, 86 North Main Street, Porterville, California 93257, (559) 782-4900. The first copy will be provided without charge. Neither the annual report to shareholders nor the Form 10-K are part of the proxy solicitation materials, nor have they been made a part of it by mentioning them. Additionally, the Form 10-K Annual Report may be inspected and copied at the offices of the Federal Deposit Insurance Corporation, 550 17/th/ Street, N.W., Washington, D.C. 20429.

     Quarterly financial data concerning Bank of the Sierra is available at the FDIC's website at: http://www.fdic.gov.


          ANNUAL REPORT ON FORM 10-K AND ANNUAL DISCLOSURE STATEMENT

Shareholders may obtain, free of charge, a copy of Bank of the Sierra's 2000 Annual Report on Form 10-K including financial statements (but without exhibits) filed with the FDIC, by writing to Jack B. Buchold, Senior Vice President and Chief Financial Officer, Bank of the Sierra, Post Office Box 1930, Porterville, California 93258. If a shareholder desires copies of exhibits to the report, they will be provided upon payment by the shareholder of the costs of furnishing the exhibits.

Shareholders may also obtain, free of charge, a copy of Bank of the Sierra's Annual Disclosure Statement prepared pursuant to Part 350 of the FDIC's Rules and Regulations by writing to Jack B. Buchold at the address shown above or by calling Bank of the Sierra at (559) 782-4900.

                                  APPENDIX A

                                _______________



                     AGREEMENT AND PLAN OF REORGANIZATION

                                 by and among

                                SIERRA BANCORP,

                              BANK OF THE SIERRA

                                      and

                           SIERRA MERGER CORPORATION

                            Dated December 14, 2000



                                 _____________

                PLAN OF REORGANIZATION AND AGREEMENT OF MERGER
                ----------------------------------------------


     THIS PLAN OF REORGANIZATION AND AGREEMENT OF MERGER ("Agreement") is made and entered into this 14th day of December, 2000, between Bank of the Sierra, a California state chartered banking corporation (the "Bank"), Sierra Merger Corporation, a Delaware corporation (the "Subsidiary") and Sierra Bancorp, a California corporation (the "Holding Company").

                               R E C I T A L S:
                               ----------------

     A. The Bank is a banking corporation duly organized and validly existing and doing business in good standing under the laws of the State of California, and has its principal office in Porterville, California and has authorized capital stock of 24,000,000 shares of common stock, without par value ("Bank Stock"), of which, as of the date hereof, there are 9,212,280 shares issued and outstanding; and

     B. The Subsidiary is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware, and has authorized capital of 1,000 shares of no par value common stock of which, as of the date hereof, there are 100 shares issued and outstanding ("Subsidiary Stock"), all of which are owned by the Holding Company; and

     C. The Holding Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California, and has authorized capital of 24,000,000 shares, without par value ("Holding Company Stock"), of which, as of the date hereof, there are 100 shares issued and outstanding, all of which are owned by James C. Holly; and

     D. At least a majority of the entire Board of Directors of the Bank, the Holding Company and the Subsidiary, respectively, have approved this Agreement and authorized its execution;

     NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein set forth and for the purpose of prescribing the terms and conditions of the merger of the Subsidiary with and into the Bank, the parties hereto agree as follows:

                                   ARTICLE 1
                                   ---------
                                TERMS OF MERGER
                                ---------------

     1.1  Merger. On the Effective Date, as defined in Section 3.1, the
          ------
Subsidiary shall be merged with and into the Bank ("Merger"), with the Bank being the surviving corporation (the "Surviving Corporation") and a subsidiary of the Holding Company. The Surviving Corporation's name shall continue to be "Bank of the Sierra."

     1.2  Articles, Bylaws and Certificate of Authority. The Articles of
          ---------------------------------------------
Incorporation of the Bank as in effect immediately prior to the Effective Date shall, at and after the Effective Date, continue to be the Articles of Incorporation of the Surviving Corporation, without change or amendment; the Bylaws of the Bank as in effect immediately prior to the Effective Date shall, at and after the Effective Date, continue to be the Bylaws of the Surviving Corporation, without change or amendment; the Certificate of Authority of Bank of the Sierra issued by the Department of Financial Institutions of the State of California shall be and remain the Certificate of Authority of the Surviving Corporation, and the Bank's insurance of accounts coverage by the Federal Deposit Insurance Corporation shall be and remain the insurance of accounts coverage of the Surviving Corporation.

     1.3  Officers and Directors. On and after the Effective Date, the
          ----------------------
directors and officers of the Bank immediately prior to the Effective Date shall continue to be the directors and officers of the Surviving Corporation. The directors of the Surviving Corporation shall serve until the next annual meeting of shareholders of the Surviving Corporation and until such time as their successors are elected and have qualified.

     1.4  Rights and Privileges. On and after the Effective Date, all the
          ---------------------
rights, privileges, powers, franchises, facilities and immunities, as well as all the properties, real, personal and mixed, tangible and intangible, of the Bank shall continue unaffected and unimpaired by the Merger. On and after the Effective Date, the Surviving Corporation shall without further transfer, possess all of the rights, privileges, powers, franchises, facilities, and immunities, as well as all the properties, real, personal and mixed, tangible and intangible, of the Subsidiary.

     1.5  Assumption of Liabilities. On and after the Effective Date, the
          -------------------------
Surviving Corporation shall succeed to and be liable for all debts, liabilities and other obligations, known or unknown, contingent or otherwise, of the Subsidiary, of any nature whatsoever, existing on the Effective Date or attributable to the operations of the Subsidiary as though the Surviving Corporation had incurred them.

     1.6  Further Cooperation. If at any time after the Effective Date any
          -------------------
further conveyance, assignment or other documents, or any further action is necessary or desirable to further effectuate the transactions set forth herein or contemplated hereby, the officers and directors of the parties hereto shall execute and deliver, or cause to be executed and delivered, all such documents as may be reasonably required to effectuate such transactions.

                                   ARTICLE 2
                                   ---------
                                 CAPITAL STOCK
                                 -------------

     2.1  Stock of the Subsidiary. On the Effective Date, each share of
          -----------------------
Subsidiary Stock issued and outstanding immediately prior to the Effective Date shall be converted into one share of Bank Stock.

     2.2  Stock of the Bank. On the Effective Date, each share of Bank Stock
          -----------------
issued and outstanding immediately prior to the Effective Date shall be converted into and exchanged for one share of Holding Company Stock.

     2.3  Exchange of Holding Company Stock for Bank Stock. On the Effective
          ------------------------------------------------
Date, each Bank shareholder of record at that date shall be entitled to receive one share of Holding Company Stock for each share of Bank Stock held on that date. The Holding Company shall issue that number of shares which shareholders are entitled to receive. On and after the Effective Date, certificates representing the issued and outstanding Bank Stock immediately prior to the Effective Date shall thereafter represent shares of the Holding Company Stock, and such certificates may be exchanged by the holders thereof, after the Effective Date, for new certificates for the appropriate number of shares bearing the name of the Holding Company.

     2.4  Repurchase of Holding Company Stock. Immediately following the
          -----------------------------------
effectiveness of the Merger, each of the 100 shares of the Holding Company Stock issued and outstanding and owned by James C. Holly immediately prior to the Effective Date shall be repurchased by the Holding Company for $1.00 per share.

     2.5  Rights to Stock Options. On and after the Effective Date, all
          -----------------------
outstanding options to purchase shares of Bank Stock granted pursuant to the Bank's Stock Option Plan(s) shall be assumed by and shall be deemed options to purchase shares of Holding Company Stock on the same terms and conditions, subject to the requirements of the Securities Act of 1933, as amended (the "Securities Act"), and for the same number of shares as have been agreed upon and set forth in the Bank's Stock Option Plan(s) and stock option agreements entered into pursuant thereto.

     2.6  Employee Benefit Plans. On and after the Effective Date, each share of
          ----------------------
Bank Stock held in trust or otherwise in connection with any and all of the Bank's employee benefit plans, shall be converted into one share of Holding Company Stock. Such plans shall be subject to the same terms and conditions as existed prior to the Effective Date, subject to the requirements of the Securities Act.

                                   ARTICLE 3
                                   ---------
                                EFFECTIVE DATE
                                --------------

     3.1  Effective Date. The Effective Date of the Merger shall be the date of
          --------------
filing, in the Office of the Secretary of State of California, of an executed copy of an Agreement of Merger which sets forth the terms of this Plan of Reorganization and Agreement of Merger, and includes all requisite accompanying certificates, in accordance with Section 1103 of the California Corporations Code, or such later date as may be indicated in the Agreement of Merger. The date of such filing or later indicated date shall be the "Effective Date" of the Merger.

                                   ARTICLE 4
                                   ---------
                                   APPROVALS
                                   ---------

     4.1  Shareholder Approvals. This Agreement shall be submitted to the
          ---------------------
shareholders of the Bank, the Subsidiary and the Holding Company for approval and ratification, as provided by the applicable laws of the State of California and other applicable law.

     4.2  Regulatory Approvals. The parties hereto agree that each shall
          --------------------
proceed to and cooperate fully to obtain the regulatory approvals and consents and to satisfy the requirements prescribed by applicable law and/or regulation or which are otherwise necessary or desirable in connection with the completion of the Merger as outlined herein. Such regulatory approvals, consents and requirements shall include, but shall not be limited to, the approvals and consents set forth in Article 5 herein.

                                   ARTICLE 5
                                   ---------
                             CONDITIONS PRECEDENT
                             --------------------

     5.1  The Merger is subject to and conditioned upon the following:

          5.1.1  Shareholder Approvals. Approval and ratification of this
                 ---------------------
Agreement by the holders of a majority of the outstanding shares of the Bank, the Subsidiary and the Holding Company as required by applicable law.

          5.1.2  Regulatory Approvals. Receipt of all other approvals and
                 --------------------
consents, and satisfaction of all other requirements as are prescribed by applicable law in connection with the Merger including, but not limited to, approval of the Federal Deposit Insurance Corporation, non-disapproval by the Board of Governors of the Federal Reserve System and approval of the California Department of Financial Institutions.

          5.1.3  Performance of Obligations. Performance by each party hereto
                 --------------------------
of all its obligations under this Agreement.

                                   ARTICLE 6
                                   ---------
                                  TERMINATION
                                  -----------

     6.1  Termination. The Agreement may be terminated at any time upon the
          -----------
occurrence of any of the following events:

          6.1.1 If any of the conditions set forth in Article 5 is not fulfilled within a reasonable period of time, such reasonable period of time to be determined by a majority of the Board of Directors of any of the parties, in their sole and absolute discretion; or

          6.1.2 If any action, suit, proceeding or claim has been instituted, made or threatened, relating to the proposed Merger which makes consummation of the Merger inadvisable in the opinion of a majority of the Board of Directors of any of the parties; or

          6.1.3 If for any reason consummation of the Merger is inadvisable in the opinion of a majority of the Board of Directors of any of the parties.

     6.2  Effect of Termination. Upon termination, this Agreement shall be void
          ---------------------
and of no further effect, and there shall be no liability by reason of this Agreement or the termination thereof on the part of the parties hereto or their respective directors, officers, employees, agents or shareholders.

                                   ARTICLE 7
                                   ---------
                                   EXPENSES
                                   --------

     7.1  Expenses of the Merger. All of the expenses of the Merger, including
          ----------------------
filing fees, printing and mailing costs, and accountants' fees and legal fees, shall be borne by the Surviving Corporation. In the event that the Merger is abandoned or terminated for any reason, all expenses shall be borne by the Bank.

                                   ARTICLE 8
                                   ---------
                         AMENDMENT, MODIFICATION, ETC.
                         -----------------------------

     8.1  Amendment, Modification, Etc. The Bank, the Subsidiary and the
          -----------------------------
Holding Company, by mutual consent of their respective Boards of Directors, to the extent permitted by law, may amend, modify, supplement and interpret this Agreement in such manner as may be mutually agreed upon by them in writing at any time before or after adoption thereof by shareholders of the Bank, the Subsidiary and the Holding Company; provided, however, that no such amendment, modification or supplement shall change any principal term hereof or the number or kind of shares to be issued by the Holding Company in exchange for each share of the Bank, except by the affirmative action of such shareholders as required by law.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers as of the date first above written.

                                             BANK OF THE SIERRA

                                             By: /s/ James C. Holly
                                                 -------------------------------
                                                  James C. Holly, President
                                                  and Chief Executive Officer

                                             By: /s/ Robert H. Tienken
                                                 -------------------------------
                                                  Robert H. Tienken, Secretary


                                             SIERRA MERGER CORPORATION

                                             By: /s/ James C. Holly
                                                 -------------------------------
                                                  James C. Holly, President and
                                                  Secretary

                                             SIERRA BANCORP

                                             By: /s/ James C. Holly
                                                 -------------------------------
                                                  James C. Holly, President
                                                  and Chief Executive Officer

                                             By: /s/ Robert H. Tienken
                                                 -------------------------------
                                                  Robert H. Tienken, Secretary

                                  APPENDIX B

                              __________________

                              BANK OF THE SIERRA

                            AUDIT COMMITTEE CHARTER


1.  Audit Committee Purpose

    The Audit Committee of Bank of the Sierra (the "Bank") is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Audit Committee's primary duties and responsibilities are to:

    . Monitor the integrity of the Bank's financial reporting process and systems of internal controls regarding finance, accounting and legal compliance.

    . Monitor the independence and performance of the Bank's independent auditors, the internal audit department, if any, and the loan review function.

    . Provide an avenue of communication among the independent auditors, management, the internal audit department, if any, and the Board of Directors.

    The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Bank's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.


2.  Audit Committee Composition and Meetings

    Audit Committee members shall meet the requirements of the National Association of Securities Dealers ("NASD") with respect to Nasdaq Stock Market Securities. The Audit Committee shall be comprised of three or more independent directors as determined by the Board, each of whom shall be independent nonexecutive directors, free from any relationship that would interfere with the exercise of his or her independent judgment. All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial management experience.

    Audit Committee members shall be appointed by the Board. If an audit committee chair is not designated or present, the members of the Committee may designate a Chair by majority vote of the committee membership.

    The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Committee should meet privately in executive session at least annually with management, the Bank's Auditor, the independent auditors, and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed. In addition, the Committee, or at lease its Chair, should communicate with management and the independent auditors quarterly to review the Bank's financial statements and significant findings based upon the auditors limited review procedures.

3.  Audit Committee Responsibilities and Duties

    a. Review Procedures

       i. Review and reassess the adequacy of this Charter at least annually. Submit charter to the Board of Directors for approval annually and have the document published at least every three years in accordance with SEC regulations.

       ii. Review the Bank's annual audited financial statements prior to filing or distribution. Review should include discussion with management and independent auditors of significant issues regarding accounting principles, practices, and judgments.

       iii. In consultation with the management, the independent auditors, and the internal auditors, if any, consider the integrity of the Bank's financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures. Review significant findings prepared by the independent auditors and the internal audit department, if any, together with management's responses.

       iv. Review with financial management and the independent auditors the Bank's quarterly financial reports prior to the release of earnings and/or the Bank's quarterly financial reports prior to filing or distribution. Discuss any significant changes to Bank's accounting principles and any items required to be communicated by the independent auditors in accordance with AICPA SAS 61 (see item b.v.). The Chair of the Committee may represent the entire Audit Committee for purposes of this review.

    b. Independent Auditors

       i. The independent auditors are ultimately accountable to the Audit Committee and the Board of Directors. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of auditors when circumstances warrant.

       ii. Approve the fees and other significant compensation to be paid to the independent auditors.

       iii. On an annual basis, the Committee should review and discuss with the independent auditors all significant relationships they may have with the Bank that could impair the auditors' independence, and the Audit Committee shall receive the written disclosures and the letters from independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committee), as such may be modified or supplemented.

       iv. Review the independent auditors audit plan - discuss scope, staffing, locations, reliance upon management, and general audit approach.

       v. Prior to releasing the year-end earnings, discuss the results of the audit with the independent auditors. Discuss certain matters required to be communicated to audit committees in accordance with AICPA SAS 61.

       vi. Consider the independent auditors' judgments about the quality and appropriateness of the Bank's accounting principles as applied in its financial reporting.

    c. Internal Audit Department and Legal Compliance

       i. Review the budget, plan, changes in plan, activities, organizational structure and qualification of the internal audit department, if any, as needed.

       ii. Review the appointment, performance, and replacement of the Bank's Auditor.

       iii. Review the significant reports prepared by the internal audit department, if any, together with management's response and follow-up to these reports.

       iv. On at least an annual basis, review with the Bank's counsel, any legal matters that could have a significant impact on the organization's financial statements, the Bank's compliance with applicable laws and regulations, and inquiries received form regulators or government agencies.

    d. Other Audit Committee Responsibilities

       i. Annually prepare a report to stockholders as required by the rules and regulations of the Securities and Exchange Commission. This report would be included in the Bank's annual proxy statement.

       ii. Review significant reports prepared by the Bank's loan review officer together with management's response and follow-up to these reports.

       iii. Perform any other activities consistent with this Charter, the Bank's Bylaws, and governing law, as the Committee or the Board deems necessary or appropriate.

       iv. Maintain minutes of meetings and periodically report to the Board of Directors on significant results of the foregoing activities.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers

     The Articles of Incorporation and Bylaws of Sierra Bancorp provide for indemnification of agents including directors, officers and employees to the maximum extent allowed by California law including the use of an indemnity agreement. Sierra Bancorp's Articles further provide for the elimination of director liability for monetary damages to the maximum extent allowed by California law. The indemnification law of the State of California generally allows indemnification in matters not involving the right of the corporation, to an agent of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal matter, had no reasonable cause to believe the conduct of such person was unlawful. California law, with respect to matters involving the right of a corporation, allows indemnification of an agent of the corporation, if such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and its shareholders; provided that there shall be no indemnification for: (i) amounts paid in settling or otherwise disposing of a pending action without court approval; (ii) expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval; (iii) matters in which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which the proceeding is or was pending shall determine that such person is entitled to be indemnified; or (iv) other matters specified in the California General Corporation Law.

     Sierra Bancorp's Bylaws provide that Sierra Bancorp shall to the maximum extent permitted by law have the power to indemnify its directors, officers and employees. Sierra Bancorp's Bylaws also provide that Sierra Bancorp shall have the power to purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not Sierra Bancorp would have the power to indemnify them against such liability under the provisions of applicable law or the provisions of Sierra Bancorp's Bylaws.

ITEM 21.  Exhibits and Financial Statement Schedules

(a)  Exhibits.  See Exhibit Index

(b)  Financial Statement Schedules

     All schedules are omitted because the required information is not applicable.

(c)  Not applicable.

ITEM 22.  Undertakings

(a) The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act.

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning any transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Porterville, State of California, on April 3, 2001.

                                   SIERRA BANCORP

                                   /s/ James C. Holly
                                   ------------------
                             By:   James C. Holly
                                   President and Chief Executive Officer
                                   (Duly Authorized Representative)


     Pursuant to the requirements of the Securities Exchange Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Signature                    Title                       Date
---------                    -----                       ----


/s/ James C. Holly           Director and President and  April 3, 2001
---------------------------
James C. Holly               Chief Executive Officer

/s/ Albert L. Berra*         Director                    April 3, 2001
---------------------------
Albert L. Berra

/s/ Gregory A. Childress*    Director                    April 3, 2001
---------------------------
Gregory A. Childress

/s/ Robert L. Fields*        Director                    April 3, 2001
---------------------------
Robert L. Fields

/s/ Vincent L. Jurkovich*    Director                    April 3, 2001
---------------------------
Vincent L. Jurkovich

/s/ Howard H. Smith*         Director                    April 3, 2001
---------------------------
Howard H. Smith

/s/ Morris A. Tharp*         Chairman of the Board       April 3, 2001
---------------------------
Morris A. Tharp

/s/ Robert H. Tienken*       Director and                April 3, 2001
---------------------------
Robert H. Tienken            Corporate Secretary

/s/ Gordon T. Woods*         Director                    April 3, 2001
---------------------------
Gordon T. Woods

/s/ Jack B. Buchold          Chief Financial Officer     April 3, 2001
---------------------------
Jack B. Buchold


*By  /s/ James C. Holly                                  April 3, 2001
     ------------------
     James C. Holly
     as Attorney-in-Fact

                               INDEX TO EXHIBITS
                               -----------------


     Exhibit No.    Description
     -----------    -----------

         2 Plan of Reorganization and Agreement of Merger dated December 14, 2000 among Bank of the Sierra, Sierra Bancorp and Sierra Merger Corporation (Appendix "A" of proxy statement/prospectus)

         3.1        Articles of Incorporation of Sierra Bancorp/1/

         3.2        Amendment to Articles of Incorporation of Sierra Bancorp/1/

         3.3        Bylaws of Sierra Bancorp/1/

         5.1 Opinion of Fried, Bird & Crumpacker, P.C. regarding Legality of Securities being Registered

         8.1 Opinion of RSM McGladrey, Inc. concerning the Reorganization under Internal Revenue Code 368(a)(2)(E)

         8.2 Opinion of RSM McGladrey, Inc. concerning the assumption of Bank of the Sierra's Stock Option Plan

         8.3        Opinion of Fried, Bird & Crumpacker, P.C. re Merger

        10.1 Bank of the Sierra 1998 Stock Option Plan (assumed by Registrant in the reorganization)/1/

        10.2 Agreement and Plan of Merger by and between Bank of the Sierra and Taft National Bank dated December 15, 2000/1/

        21          Subsidiaries of Registrant/1/

        23.1        Consent of Fried, Bird & Crumpacker, P.C. (included in
                    Exhibit 5.1)

        23.2 Consent of RSM McGladrey, Inc. with respect to Tax Opinion (included within Exhibits 8.1 and 8.2)/1/

        24          Power of Attorney (included in the signature page)/1/

        99.1        Form of Proxy for use by Shareholders of Bank of the Sierra


____________________________

/1/ Previously Filed